UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Nortel Inversora S.A. Unaudited Condensed Consolidated Financial Statements as of June 30, 2013

NORTEL INVERSORA S.A.

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND 2012

NORTEL INVERSORA S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2013

(In millions of Argentine pesos or as expressly indicated)

1.	General considerations

As required by CNV regulations, the Company has prepared its consolidated financial statements as of June 30, 2013 under IFRS. Additional information is given in Note 1 to the consolidated financial statements.

2.	The Company and the Telecom Group’s activities for the six-month periods ended June 30, 2013 (“1H13”) and 2012 (“1H12”)

Total revenues and other income for 1H13 amounted to $12,726 (+22% vs. 1H12), operating costs – including depreciations, amortizations and gain on disposal of PP&E and impairment of PP&E and related assets – amounted to $10,673 (+25% vs. 1H12), operating income before depreciation and amortization amounted to $3,617 – representing 28% of consolidated revenues – (+15% vs. 1H12), operating income amounted to $2,053 (+9% vs. 1H12) and net income amounted to $1,468 (+18% vs. 1H12). Net income attributable to Nortel amounted to $789 in 1H13 (+22% vs. 1H12).

			Variation
	1H13	1H12	$	%
Revenues	12,713	10,380	2,333	22
Other income	13	9	4	44
Operating costs without depreciation and amortization	(9,109)	(7,257)	(1,852)	26

Operating income before depreciation and amortization	3,617	3,132	485	15
Depreciation and amortization	(1,399)	(1,258)	(141)	11
Gain on disposal of PP&E and impairment of PP&E and related assets	(165)	1	(166)	n/a

Operating income	2,053	1,875	178	9
Financial results, net	214	69	145	210

Net income before income tax expense	2,267	1,944	323	17
Income tax expense	(799)	(701)	(98)	14

Net income	1,468	1,243	225	18

Attributable to:
Nortel (Controlling Company)	789	647	142	22
Non-controlling interest	679	596	83	14

	1,468	1,243	225	18

Basic and diluted earnings per share attributable to Nortel (in pesos)
Ordinary shares	75.56	61.96
Class “B” preferred shares	262.66	215.39

•	Total revenues and other income

During 1H13 consolidated total revenues increased 22% (+$2,333 vs. 1H12) amounting to $12,713 mainly fueled by the Broadband, data transmission and mobile businesses, while consolidated other income increased 44% (+$4 vs. 1H12), mainly due to penalties imposed to suppliers in the Fixed Services segment.

			Variation
	1H13	1H12	$	%
Services
Voice – Retail	1,297	1,218	79	6
Voice – Wholesale	376	357	19	5
Internet	1,191	925	266	29
Data	441	338	103	30

Subtotal fixed services	3,305	2,838	467	16

Voice – Retail	2,345	2,137	208	10
Voice – Wholesale	966	863	103	12
Internet	872	569	303	53
Data	3,400	2,653	747	28

Subtotal Personal mobile services	7,583	6,222	1,361	22

Voice – Retail	177	159	18	11
Voice – Wholesale	65	38	27	71
Internet	124	67	57	85
Data	157	126	31	25

Subtotal Núcleo mobile services	523	390	133	34

Total services revenues	11,411	9,450	1,961	21

Equipment
Fixed services	30	39	(9)	(23)
Personal mobile services	1,235	878	357	41
Núcleo mobile services	37	13	24	185

Total equipment revenues	1,302	930	372	40

Total revenues	12,713	10,380	2,333	22

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2013

I

NORTEL INVERSORA S.A.

Services revenues amounted to $11,411 (+21% vs. 1H12) and represented 90% of consolidated revenues (similar to 1H12). Equipment revenues increased 40%, amounting to $1,302 and represented 10% of consolidated revenues (similar to 1H12).

Fixed services

During 1H13, services revenues generated by this segment amounted to $3,305, +$467 or 16% vs. 1H12, where Internet revenues have grown the most (+$266 or 29% vs. 1H12), followed by data transmission services (+$103 or 30% vs. 1H12) and voice retail services (+$79 or 6% vs. 1H12).

➢	Voice

Voice retail revenues amounted to $1,297 in 1H13 (+6% vs. 1H12). The results of this line of business are still affected by frozen tariffs of regulated services. Revenues from regulated services reached approximately 33% of the segment revenues in 1H13 (vs. 38% in 1H12).

Monthly Charges and Supplementary Services increased $44 or 9% vs. 1H12, to $548, as a consequence of an increase in supplementary services (not regulated), mainly due to an increase of their prices and, to a lesser extent, to the increase in the subscriber base.

Revenues generated by measured services (Local Measured Service, Domestic Long Distance and International Long Distance services) amounted to $677, (+$38 or 6% vs. 1H12), mainly due to the increase in the commercialization of domestic plans and domestic long distance services. In relative terms, revenues from domestic measured service increased the most with 7% vs. 1H12.

Voice wholesale revenues (including fixed and mobile interconnection revenues and lease of circuits, together with the revenues generated by the subsidiary Telecom USA amounting to $30) amounted to $376 in 1H13 (+5% vs. 1H12). Interconnection fixed and mobile revenues amounted to $261. The other wholesale revenues amounted to $115 in 1H13 (+$11 or 11% vs. 1H12).

➢	Internet

Internet revenues amounted to $1,191 (+$266 or 29% vs. 1H12) mainly due to the expansion of the Broadband service (+3% of customers vs. 1H12) and an increase in average prices resulting in an improvement in the Average Monthly Revenue per User (“ARPU”), that amounted to $119.3 pesos per month in 1H13 vs. $96.1 pesos per month in 1H12). As of June 30, 2013, Telecom Argentina reached approximately 1,634,000 ADSL customers. These connections represent approximately 40% of Telecom Argentina’s fixed lines in service (vs. 38% in 1H12).

Internet revenues represent 9% of consolidated revenues (similar to 1H12) and 36% of Fixed Services segment revenues (vs. 33% in 1H12).

➢	Data

Data transmission revenues amounted to $441 (+$103 vs. 1H12), where the focus was to strengthen Telecom Argentina’s position as an integrated TICs provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was mainly due to the growth of Integra and VPN IP services (private data networks services that replace the point to point services) in the retail segment, to the growth of IP traffic in the wholesale segment and to a slight increase in the Datacenter services monthly charges, especially in Housing services.

Personal Mobile Services

During 1H13, total services revenues amounted to $7,583, +$1,361 or 22% vs. 1H12, being the principal business segment in revenues terms (60% of consolidated revenues in 1H13 and 1H12). Personal reached 19.3 million subscribers in Argentina (+3% vs. 1H12) maintaining the leadership in revenues in the mobile industry. Approximately 67% of the subscriber base is prepaid subscribers and 33% is postpaid subscribers (including “Cuentas Claras” plans and Mobile Internet dongles).

➢	Voice

Voice retail revenues amounted to $2,345 in 1H13 (+10% vs. 1H12). The increase was mainly due to the increase in the lines billed, the increase in the average price as a result of a mix of plans, which in 1H13 tended toward higher-value plans, and to an increase in the subscriber base, specially “Cuentas Claras” subscribers.

Voice wholesale revenues amounted to $966 in 1H13 (+12% vs. 1H12). The increase was mainly due to higher TLRD traffic and to an increase in roaming sales in the national segment.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2013

II

NORTEL INVERSORA S.A.

➢	Internet

Internet revenues amounted to $872 (+$303 or 53% vs. 1H12). This increase is mainly explained by the increase in consumption of Personal’s subscribers, which was mainly fueled by the increase in the offer of services, plans and packs (including VAS) launched by Personal. This growth was fueled by new subscribers and the migration of existing ones to higher-value plans, partially offset by the revenues decrease generated by the decrease of Mobile Internet dongles subscribers.

➢	Data

Mobile data services revenues amounted to $3,400 (+$747 or 28% vs. 1H12). This increase was mainly due to the constant SMS sales increase as a result of several campaigns launched by Personal and especially the growth of the offers of SMS with contents, which represented an inter-annual increase of $594. This increase was reflected both in prepaid and postpaid subscribers and is mainly due to the increase in average prices and, to a lesser extent, to the increase in the subscriber base.

As a consequence of the increase in the use of VAS (Internet and data), ARPU increased to $63.8 pesos per month in 1H13 (vs. $54.6 pesos per month in 1H12).

VAS revenues (data and Internet) amounted to $4,272 (+33% vs. 1H12) and represented 56% of the services revenues of Personal Mobile Services segment (vs. 52% in 1H12).

Núcleo Mobile Services

This segment generated services revenues equivalent to $523 during 1H13 (+$133 or 34% vs. 1H12) mainly due to the increase in the subscriber base (+6%), to the appreciation of the Guaraní respect to the argentine peso (+17% inter-annual) generating a positive effect in revenues conversion and the increase of Mobile Internet revenues (+85% vs. 1H12) related to the increase of subscribers traffic that have mobile equipment prepared for that purpose. As of June 30, 2013, Núcleo’s subscriber base reached 2.4 million customers. Prepaid and postpaid subscribers (including “Plan Control” subscribers and mobile Internet subscribers) represented 80% and 20%, respectively in 1H13.

VAS revenues (data and Internet) amounted to $281 (+46% vs. 1H12) and represented 54% of Núcleo Mobile Services segment services revenues (vs. 49% in 1H12).

Equipment

Revenues from equipment amounted to $1,302, +$372 or 40% vs. 1H12. This increase is mainly related to the Personal Mobile Services segment with an increase of $357 vs. 1H12. The increase was mainly due to lower handsets sold (-21% vs. 1H12) and an increase in their average prices (+75% vs. 1H12). This situation was mainly generated by a subsidy reduction policy, the increase in average prices related to higher-value handsets demand, the business strategy to attract high-value subscribers and a decrease in discounts as a result of the finalization of commercial promotions. In the Núcleo Mobile Services segment the increase was mainly due to a higher number of handsets sold as a result of higher-value handsets and the launch of targeted promotions to capture new subscribers and retaining existing ones, associated to the effect of the appreciation of the Guaraní respect to the argentine peso.

•	Operating costs

Consolidated operating costs – including depreciation, amortization and gain on disposal of PP&E and impairment of PP&E and related assets – amounted to $10,673 in 1H13, which represented an increase of $2,159 or +25% vs. 1H12. The increase in costs is mainly a consequence of a higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Group in Argentina, the increase in the average rates of the turnover tax, the increase in the provisions related to regulatory matters, the increase of VAS costs and the effect of the appreciation of the Guaraní (+17% inter-annual) respect to the argentine peso, affecting the operations in Paraguay.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2013

III

NORTEL INVERSORA S.A.

			Variation
	1H13	1H12	$	%
Employee benefit expenses and severance payments	(1,874)	(1,494)	(380)	25
Interconnection costs and other telecommunication charges	(1,006)	(805)	(201)	25
Fees for services, maintenance, materials and supplies	(1,219)	(1,013)	(206)	20
Taxes and fees with the Regulatory Authority	(1,248)	(941)	(307)	33
Commissions	(1,242)	(1,053)	(189)	18
Agent commissions capitalized as SAC	218	153	65	42
Cost of equipment and handsets	(1,452)	(1,203)	(249)	21
Cost of equipment and handsets capitalized as SAC	164	244	(80)	(33)
Advertising	(286)	(314)	28	(9)
Cost of VAS	(301)	(122)	(179)	147
Provisions	(97)	(59)	(38)	64
Bad debt expenses	(165)	(148)	(17)	11
Recovery of restructuring costs	8	—	8	n/a
Other operating expenses	(609)	(502)	(107)	21

Subtotal	(9,109)	(7,257)	(1,852)	26

Depreciation of PP&E	(955)	(867)	(88)	10
Amortization of SAC and service connection costs	(432)	(380)	(52)	14
Amortization of other intangible assets	(12)	(11)	(1)	9
Gain on disposal of PP&E and impairment of PP&E and related assets	(165)	1	(166)	n/a

Total operating costs	(10,673)	(8,514)	(2,159)	25

The costs breakdown is as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $1,874 (+$380 or 25% vs. 1H12). The increase was mainly due to increases in salaries agreed by Telecom Argentina with several trade unions for the unionized employees and also to non-unionized employees, together with related social security charges. With a total headcount of 16,722 by the end of 1H13 – 16,717 employees of the Telecom Group and 5 employees of the Company, slightly lower than 1H12 between employees and eventual employees, lines in service per employee reached 373 in the Fixed Services segment (slightly higher than 1H12), subscribers per employee reached 3,680 in the Personal Mobile Services segment (+1% vs. 1H12) and subscribers per employee reached 5,422 (+5% vs. 1H12) in the Núcleo Mobile Services segment.

Interconnection costs and other telecommunication charges

Interconnection costs and other telecommunication charges (including charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to $1,006 (+$201 or 25% vs. 1H12) mainly due to higher traffic volume in the domestic market.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $1,219 (+$206 or 20% vs. 1H12). The increase was mainly due to higher maintenance costs of radio bases, systems and buildings in the mobile services segments as a result of an increase of system licenses maintenance and higher costs of building maintenance. There were also increases in other maintenance costs and fees for services, mainly due to higher costs recognized to suppliers in all segments.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, IDC, municipal and other taxes) amounted to $1,248 (+33% vs. 1H12), influenced mainly by the increase in revenues of fixed and mobile services, higher equipment sales and higher average rates of the turnover tax in Autonomous City of Buenos Aires, Córdoba, Chaco, Jujuy and Mendoza.

Commissions

Commissions (including Agent, distribution of prepaid cards and other commissions) amounted to $1,242 (+$189 or 18% vs. 1H12), mainly due to the increase in commercial agents’ commissions (associated to higher revenues) as a result of higher customer’s acquisition and retention, higher cards sales and prepaid recharges and the increase in collections.

In the other hand, agent commissions capitalized as SAC amounted to $218, +$65 or 42% vs. 1H12 and is directly related to the increase in the postpaid subscribers’ base in the Personal Mobile Services segment and the increase in the commissions prices.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2013

IV

NORTEL INVERSORA S.A.

Cost of equipment and handsets

Cost of equipments and handsets amounted to $1,452 (+$249 or 21% vs. 1H12) mainly due to an increase in the average unit cost of sales related to higher-value handsets (+48% vs. 1H12) and to a decrease in the handsets sold (-21% vs. 1H12) in the Personal Mobile Services segment.

On the other hand, SAC deferred costs from handsets sold to postpaid and “Cuentas Claras” subscribers amounted to $164, -$80 or -33% vs. 1H12. The lower capitalized amount was mainly due to the significant reduction of subsidies provided to customers in the Personal Mobile Services segment (10% in 1H13 vs. 25% in 1H12).

Advertising

Advertising amounted to $286 (-$28 or -9% vs. 1H12), mainly due to a reduction in the commercial campaigns of Personal and Arnet as compared to 1H12.

Cost of VAS

Cost of VAS amounted to $301 (+$179 vs. 1H12), mainly due to the increase of VAS sales in the Personal Mobile Services segment (mainly the SMS service) as a consequence of several campaigns launched by Personal and especially a higher offer oriented towards SMS usage.

Provisions

Provisions amounted to $97, +$38 or 64% vs. 1H12. The increase was mainly due to higher regulatory and customers claims (+$30 vs. 1H12) and higher civil and commercial claims (+$17 vs. 1H12), partially offset by lower labor claims (-$9 vs. 1H12).

Bad debt expenses

Bad debt expenses amounted to $165 (+$17 vs. 1H12), representing approximately 1% of consolidated revenues in 1H13 and 1H12. The increase was mainly observed in Fixed Services segment and Personal Mobile Services segment as a consequence of higher aging of the accounts receivables.

Recovery of restructuring costs

Recovery of restructuring costs amounted to $8 in 1H13 and is related to the finalization of the Restructuring Plan initiated by the Telecom Group in the last quarter of 2012.

Other operating costs

Other operating costs amounted to $609 (+$107 vs. 1H12). The increase was mainly due to higher prices on related services, especially in transportation, freight and travel expenses, among others, in the operations in Argentina; and the increase of rent prices, as a result of new agreements and the renegotiation of some of the existing ones.

•	Operating income before depreciation and amortization

Operating income before depreciation and amortization amounted to $3,617 (+$485 or 15% vs. 1H12), representing 28% of consolidated revenues in 1H13 (vs. 30% in 1H12). This growth was mainly fueled by the Personal Mobile Services segment (+$291 or 13% vs. 1H12).

Depreciation and amortization

Depreciation and amortization amounted to $1,399 (+$141 or 11% vs. 1H12). The increase in PP&E depreciation amounted to $88, the increase in amortization of SAC and service connection costs amounted to $52 and the increase in amortization of other intangible assets of amounted to $1. The increase in depreciation and amortization corresponds 28% to the Fixed Services segment and 72% to the mobile services segments.

Gain on disposal of PP&E and impairment of PP&E and related assets

Gain on disposal of PP&E amounted to $7, +$6 vs. 1H12, and is mainly related to the Fixed Services segment. Impairment of PP&E and related assets amounted to $172 in 1H13 and is mainly related to the discontinuation of a commercial system of Personal (amounting to $50) and to the write-down of some projects of Telecom Argentina that present uncertainty regarding their development and future associated cash flows (amounting to $122).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2013

V

NORTEL INVERSORA S.A.

•	Operating income

Operating income amounted to $2,053 in 1H13 (+$178 or +9% vs. 1H12). The margin over consolidated revenues represented 16% in 1H13 (vs. 18% in 1H12). Personal Mobile Services segment shows the higher increase (+$172 vs. 1H12).

•	Financial results, net

Financial results, net resulted in a net gain of $214, representing an improvement of $145 vs. 1H12. This was mainly due to higher financial interest on cash equivalents and investments (+$124 vs. 1H12) and higher interests on receivables (+$14 vs. 1H12), partially offset by a foreign currency exchange loss of $186.

•	Net income

Nortel reached a net income of $1,468 in 1H13, +$225 or +18% when compared to 1H12. Net income attributable to Nortel amounted to $789 in 1H13, +$142 or +22% as compared to 1H12.

•	Net financial assets

As of June 30, 2013, Net financial assets (Cash and Cash Equivalents plus financial investments minus Financial debt) amounted to $5,086, showing an increase of $2,830 as compared to June 30, 2012 (amounting to $2,256), mainly due to an increase in the generation of cash from operating activities of the Telecom Group. The Fixed Services segment has net financial assets of $1,074, the Personal Mobile Services segment has net financial assets of $4,164 and the Núcleo Mobile Services segment has net financial debt of $144.

•	Capital expenditures (CAPEX)

CAPEX composition for 1H13 and 1H12 is as follows:

	In millions of $		% of participation		Variation
	1H13	1H12	1H13	1H12	$	%
Fixed Services	671	549	43%	41%	122	22
Personal Mobile Services	765	716	49%	53%	49	7
Núcleo Mobile Services	118	80	8%	6%	38	48

Total CAPEX	1,554	1,345	100%	100%	209	16

PP&E CAPEX amounted to $1,137 and intangible assets CAPEX amounted to $417 in 1H13, while in 1H12 amounted to $916 and $429, respectively.

In relative terms, CAPEX represented 12% of consolidated revenues in 1H13 (13% in 1H12), and were intended mainly for the External wiring and network access equipment, Transmission and Switching equipment, Computer equipment and SAC.

PP&E and intangible assets additions (CAPEX plus materials additions) for 1H13 and 1H12 are as follows:

	In millions of $		% of participation		Variation
	1H13	1H12	1H13	1H12	$	%
Fixed Services	789	619	46%	44%	170	27
Personal Mobile Services	768	716	45%	51%	52	7
Núcleo Mobile Services	149	78	9%	5%	71	91

Total additions	1,706	1,413	100%	100%	293	21

Main PP&E CAPEX projects are related to the expansion of fixed broadband services in order to improve transmission and speed available to customers; deployment of 3G services to support the growth of mobile Internet together with the launch of innovative VAS services and the expansion of transmission and transport networks to meet the growing demand of services of our fixed and mobile customers.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2013

VI

NORTEL INVERSORA S.A.

3.	The Company and the Telecom Group’s activities for the three-month periods ended June 30, 2013 (“2Q13”) and 2012 (“2Q12”)

Nortel’s net income amounted to $658 in 2Q13, +$106 or 19% vs. 2Q12. Net income attributable to Nortel amounted to $353 in 2Q13 (+$71 or 25% vs. 2Q12).

Total revenues and other income increased 27% vs. 2Q12 and operating income before depreciation and amortization amounted to $1,821 (+$333 or 22% vs. 2Q12), representing 27% of the consolidated revenues (vs. 28% in 2Q12). Operating income amounted to $941 (+$96 or 11% vs. 2Q12) Financial results, net amounted to $79 (+$57 or 259% vs. 2Q12), while income tax amounted to $362 (+$47 or 15% vs. 2Q12).

			Variation
	2Q13	2Q12	$	%
Revenues	6,649	5,254	1,395	27
Other income	4	5	(1)	(20)
Operating costs without depreciation and amortization	(4,832)	(3,771)	(1,061)	28

Operating income before depreciation and amortization	1,821	1,488	333	22
Depreciation and amortization	(708)	(643)	(65)	10
Gain on disposal of PP&E and impairment of PP&E and related assets	(172)	—	(172)	n/a

Operating income	941	845	96	11
Financial results, net	79	22	57	259

Net income before income tax expense	1,020	867	153	18
Income tax expense	(362)	(315)	(47)	15

Net income	658	552	106	19

Attributable to:
Nortel (Controlling Company)	353	282	71	25
Non-controlling interest	305	270	35	13

	658	552	106	19

Basic and diluted earnings per share attributable to Nortel (in pesos)
Ordinary shares	33.81	27.00
Class “B” preferred shares	117.51	93.88

During 2Q13 consolidated revenues and other income increased 27% (+$1,394 vs. 2Q12) amounting to $6,653, mainly fueled by mobile services, Broadband and data transmission.

			Variation
	2Q13	2Q12	$	%
Services
Voice – Retail	668	611	57	9
Voice – Wholesale	191	182	9	5
Internet	616	467	149	32
Data	228	175	53	30

Subtotal fixed services	1,703	1,435	268	19

Voice – Retail	1,131	1,060	71	7
Voice – Wholesale	518	438	80	18
Internet	481	293	188	64
Data	1,785	1,330	455	34

Subtotal Personal mobile services	3,915	3,121	794	25

Voice – Retail	90	73	17	23
Voice – Wholesale	43	20	23	115
Internet	62	41	21	51
Data	79	63	16	25

Subtotal Núcleo mobile services	274	197	77	39

Total services revenues	5,892	4,753	1,139	24

Equipment
Fixed services	16	21	(5)	(24)
Personal mobile services	717	473	244	52
Núcleo mobile services	24	7	17	243

Total equipment revenues	757	501	256	51

Total Revenues	6,649	5,254	1,395	27

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2013

VII

NORTEL INVERSORA S.A.

Consolidated operating costs – including depreciation, amortization and gain on disposal of PP&E and impairment of PP&E and related assets – amounted to $5,712 in 2Q13, which represented an increase of $1,298 or +29% vs. 2Q12. The increase in costs is mainly a consequence of a higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Group in Argentina, the increase in the average rates of the turnover tax, the increase in the provisions related to regulatory matters, the increase of VAS costs and the effect of the appreciation of the Guaraní respect to the argentine peso, affecting the operations in Paraguay.

			Variation
	2Q13	2Q12	$	%
Employee benefit expenses and severance payments	(1,005)	(816)	(189)	23
Interconnection costs and other telecommunication charges	(522)	(397)	(125)	31
Fees for services, maintenance, materials and supplies	(661)	(535)	(126)	24
Taxes and fees with the Regulatory Authority	(646)	(478)	(168)	35
Commissions	(637)	(528)	(109)	21
Agent commissions capitalized as SAC	115	77	38	49
Cost of equipment and handsets	(791)	(660)	(131)	20
Cost of equipment and handsets capitalized as SAC	61	138	(77)	(56)
Advertising	(132)	(150)	18	(12)
Cost of VAS	(170)	(62)	(108)	174
Provisions	(57)	(19)	(38)	200
Bad debt expenses	(72)	(79)	7	(9)
Recovery of restructuring costs	8	—	8	n/a
Other operating expenses	(323)	(262)	(61)	23

Subtotal	(4,832)	(3,771)	(1,061)	28
Depreciation of PP&E	(488)	(441)	(47)	11
Amortization of SAC and service connection costs	(213)	(197)	(16)	8
Amortization of other intangible assets	(7)	(5)	(2)	40
Gain on disposal of PP&E and impairment of PP&E and related assets	(172)	—	(172)	n/a

Total operating costs	(5,712)	(4,414)	(1,298)	29

CAPEX amounted to $813 in 2Q13 and amounted to $655 in 2Q12 (+$158 or 24%).

4.	Summary of comparative consolidated statements of financial position

	June 30,
	2013	2012	2011
Current assets	8,989	5,313	3,996
Non-current assets	11,092	10,017	8,962

Total assets	20,081	15,330	12,958

Current liabilities	6,808	5,048	5,141
Non-current liabilities	1,729	1,620	1,230

Total liabilities	8,537	6,668	6,371

Equity attributable to Nortel (Controlling Company)	6,231	4,666	3,372
Equity attributable non-controlling interest	5,313	3,996	3,215

Total Equity	11,544	8,662	6,587

Total liabilities and equity	20,081	15,330	12,958

5.	Summary of comparative consolidated income statements

	2Q13	2Q12	2Q11	1H13	1H12	1H11
Revenues and other income	6,653	5,259	4,452	12,726	10,389	8,601
Operating costs	(5,712)	(4,414)	(3,487)	(10,673)	(8,514)	(6,683)

Operating income	941	845	965	2,053	1,875	1,918
Financial results, net	79	22	(44)	214	69	(54)

Net income before income tax expense	1,020	867	921	2,267	1,944	1,864
Income tax expense	(362)	(315)	(331)	(799)	(701)	(668)

Net income	658	552	590	1,468	1,243	1,196
Other comprehensive income, net of tax	(34)	(4)	13	29	21	60

Total comprehensive income	624	544	603	1,497	1,264	1,256

Attributable to Nortel (Controlling Company)	341	281	303	799	655	633
Attributable to non-controlling interest	283	267	300	698	609	623

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2013

VIII

NORTEL INVERSORA S.A.

6.	Statistical data (in physical units)

❖	Fixed services

Voice and data services

	1H13		1H12		1H11		1H10		1H09
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Equipment lines	3,822,550	14,813	3,803,566	3,755	3,803,500	2,906	3,834,383	(9,426)	3,849,527	142
NGN lines	1,108,227	15,744	987,053	31,741	923,348	43,010	776,820	22,160	634,212	29,056

Installed lines (a)	4,930,777	30,557	4,790,619	35,496	4,726,848	45,916	4,611,203	12,734	4,483,739	29,198

Lines in service (b)	4,113,753	4,467	4,148,431	10,061	4,118,583	8,279	4,065,580	7,627	4,025,882	17,461

Customers lines (c)	4,032,588	5,166	4,064,287	9,796	4,033,168	8,932	3,975,017	8,751	3,933,480	17,907

Public phones installed	35,040	(834)	38,594	(564)	42,270	(1,273)	47,021	(1,662)	53,703	(2,161)

Lines in service per 100 inhabitants (d)	20.4	—	20.7	—	20.7	—	20.6	—	20.6	—

Lines in service per employee (e)	373	2	370	—	372	(5)	368	2	360	1

a)	Reflects total number of lines available in Switches, considered independently of its technology (TDM or NGN).
b)	Includes customers lines, own lines, public telephones and DDE and ISDN channels.
c)	The number of customers is measured in relation to the physical occupation of network resources.
d)	Corresponding to the Northern Region of Argentina.
e)	Defined as lines in service / number of actual employees.

Internet

	1H13		1H12		1H11		1H10		1H09
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter

Total ADSL subscribers	1,634,000	8,000	1,594,000	28,000	1,457,000	(13,000)	1,274,000	42,000	1,110,000	50,000

❖	Mobile services

Personal

	1H13		1H12		1H11		1H10		1H09
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	2,437,000	22,000	2,296,000	70,000	1,988,000	102,000	1,660,000	47,000	1,519,000	47,000

“Cuentas Claras” plans	3,644,000	61,000	3,232,000	56,000	2,887,000	73,000	2,737,000	30,000	2,774,000	(48,000)

Prepaid subscribers	12,905,000	142,000	12,714,000	42,000	12,125,000	284,000	10,727,000	273,000	9,236,000	404,000

Dongles (*)	321,000	(32,000)	481,000	8,000	392,000	51,000	210,000	36,000	57,000	12,000

Total subscribers	19,307,000	193,000	18,723,000	176,000	17,392,000	510,000	15,334,000	386,000	13,586,000	415,000

Lines per employee	3,680	—	3,651	—	3,789	—	3,907	—	3,642	—

Núcleo

	1H13		1H12		1H11		1H10		1H09
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	29,000	—	29,000	(1,000)	27,000	1,000	24,000	—	23,000	—

“Plan control” subscribers	278,000	8,000	238,000	11,000	207,000	8,000	170,000	9,000	148,000	5,000

Prepaid subscribers	1,906,000	18,000	1,849,000	20,000	1,664,000	60,000	1,604,000	—	1,580,000	(69,000)

Dongles (*)	162,000	20,000	119,000	9,000	76,000	13,000	26,000	7,000	4,000	4,000

Subtotal mobile	2,375,000	46,000	2,235,000	39,000	1,974,000	82,000	1,824,000	16,000	1,755,000	(60,000)

Internet subscribers – Wimax	6,000	—	7,000	—	9,000	—	11,000	—	13,000	(3,000)

Total subscribers	2,381,000	46,000	2,242,000	39,000	1,983,000	82,000	1,835,000	16,000	1,768,000	(63,000)

Lines per employee (**)	5,422	—	5,174	—	4,634	—	4,375	—	4,199	—

(*)	Corresponds to mobile Internet subscribers with post-paid, “Cuentas Claras”, “Plan control” and prepaid contracts.
(**)	Internet Wimax subscribers are not included.

7.	Consolidated ratios

	1H13	1H12	1H11
Liquidity (1)	1.32	1.05	0.78
Solvency (2)	1.35	1.30	1.03
Locked-up capital (3)	0.55	0.65	0.69

(1)	Current assets/Current liabilities.
(2)	Total equity/Total liabilities.
(3)	Non-current assets/Total assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2013

IX

NORTEL INVERSORA S.A.

8.	Outlook

In this fiscal year the growth prospects for fixed line services are expected to continue in line with the evolution experienced in recent years as a result of the market maturity. Arnet Broadband business got well-positioned to continue to capture market opportunities.

The mobile business is expected to continue expanding its subscriber base, although at more moderate rates than those of recent years. Mobile Internet is expected to continue to gain further presence among our customer base, especially as a result of the leadership of Personal in the smartphone’s commercialization. Value Added Services are expected to continue to be one of the key sources of revenues growth. Personal is expected to continue to work on expanding the mobile Internet experience, considering the access restriction to additional spectrum faced by the mobile operators in the national market. Coverage expansion and speed access improvement to 3G and HSDPA+ networks, and the more complete portfolio of advanced mobile devices will be the drivers to success in its operation in the Argentine market.

The strategy implemented by the Telecom Group’s Management sets and its investments plans forth the basic standards that will enable the Telecom Group to reach its objectives of improving quality of service, strengthening its market position and increasing operating efficiency to meet the growing demands of the dynamic telecommunication market in which it operates. The Telecom Group’s innovation and investment plans are based on this future vision and on its commitment to its country and people.

Eduardo Federico Bauer
Vice-President

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2013

X

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

	Note	June 30, 2013	December 31, 2012
ASSETS
Current Assets
Cash and cash equivalents	2	4,234	3,168
Investments	2	972	561
Trade receivables	2	2,466	2,181
Other receivables	2	544	457
Inventories	2	773	633

Total current assets		8,989	7,000

Non-Current Assets
Trade receivables	2	19	23
Deferred income tax assets	2	137	62
Other receivables	2	233	122
Investments	2	54	70
Property, plant and equipment (“PP&E”)	2	9,161	9,035
Intangible assets	2	1,488	1,514

Total non-current assets		11,092	10,826

TOTAL ASSETS		20,081	17,826

LIABILITIES
Current Liabilities
Trade payables	2	4,360	3,660
Deferred revenues	2	402	362
Financial debt	2	51	43
Salaries and social security payables	2	574	638
Income tax payables	2	579	458
Other taxes payables	2	611	558
Dividends payables	2	15	—
Other liabilities	2	59	42
Provisions	6	157	134

Total current liabilities		6,808	5,895

Non-Current Liabilities
Trade payables	2	24	20
Deferred revenues	2	343	329
Financial debt	2	122	101
Salaries and social security payables	2	109	128
Deferred income tax liabilities	2	124	220
Income tax payables	2	11	12
Other liabilities	2	54	51
Provisions	6	942	907

Total non-current liabilities		1,729	1,768

TOTAL LIABILITIES		8,537	7,663

EQUITY (see Unaudited Condensed Consolidated Statement of Changes in Equity)
Equity attributable to Nortel (Controlling Company)		6,231	5,457
Equity attributable to Non-controlling interest		5,313	4,706

TOTAL EQUITY	7	11,544	10,163

TOTAL LIABILITIES AND EQUITY		20,081	17,826

The accompanying notes are an integral part of these consolidated financial statements.

Eduardo Federico Bauer
Vice-President

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos, except per share data in Argentine pesos)

		Three-month periods ended June 30,		Six-month periods ended June 30,
	Note	2013	2012	2013	2012
Revenues	2	6,649	5,254	12,713	10,380
Other income	2	4	5	13	9

Total revenues and other income		6,653	5,259	12,726	10,389

Employee benefit expenses and severance payments	2	(1,005)	(816)	(1,874)	(1,494)
Interconnection costs and other telecommunication charges	2	(522)	(397)	(1,006)	(805)
Fees for services, maintenance, materials and supplies	2	(661)	(535)	(1,219)	(1,013)
Taxes and fees with the Regulatory Authority	2	(646)	(478)	(1,248)	(941)
Commissions	2	(522)	(451)	(1,024)	(900)
Cost of equipments and handsets	2	(730)	(522)	(1,288)	(959)
Advertising	2	(132)	(150)	(286)	(314)
Cost of VAS	2	(170)	(62)	(301)	(122)
Provisions	6	(57)	(19)	(97)	(59)
Bad debt expenses	2	(72)	(79)	(165)	(148)
Recovery of restructuring costs	2	8	—	8	—
Other operating expenses	2	(323)	(262)	(609)	(502)
Depreciation and amortization	2	(708)	(643)	(1,399)	(1,258)
Gain on disposal of PP&E and impairment of PP&E and related assets	2	(172)	—	(165)	1

Operating income		941	845	2,053	1,875
Finance income	2	260	142	465	274
Finance expenses	2	(181)	(120)	(251)	(205)

Net income before income tax expense		1,020	867	2,267	1,944
Income tax expense	2	(362)	(315)	(799)	(701)

Net income for the period		658	552	1,468	1,243

Attributable to:
Nortel (Controlling Company)		353	282	789	647
Non-controlling interest		305	270	679	596

		658	552	1,468	1,243

Earnings per share attributable to Nortel – basic and diluted	1.d
Ordinary shares		33.81	27.00	75.56	61.96
Class “B” preferred shares		117.51	93.88	262.66	215.39

The accompanying notes are an integral part of these consolidated financial statements.

Eduardo Federico Bauer
Vice-President

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2013	2012	2013	2012

Net income for the period	658	552	1,468	1,243

Other components of the Statements of Comprehensive Income
Currency translation adjustments (non-taxable)	(34)	(4)	29	21

Other components of the comprehensive income, net of tax	(34)	(4)	29	21

Total comprehensive income for the period	624	548	1,497	1,264

Attributable to:
Nortel (Controlling Company)	341	281	799	655
Non-controlling interest	283	267	698	609

	624	548	1,497	1,264

The accompanying notes are an integral part of these consolidated financial statements.

Eduardo Federico Bauer
Vice-President

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to Nortel												Equity attributable to non- controlling interest	Total Equity
	Capital stock (1)		Inflation adjustment of capital stock	Share issue premiums (1)	Economic Rights Class “A” preferred shares included in financial debt	Subsidiary’s treasury shares acquisition effect (2)	Legal reserve	Voluntary reserve for future dividends payments	Special reserve for IFRS implemen- tation	Currency translation adjustment	Retained earnings	Total
	Common stock	Preferred shares

Balances as of January 1, 2012	53	19	114	368	(423)	—	180	—	—	24	3,687	4,022	3,775	7,797

Economic rights Class “A” preferred shares included in financial debt	—	—	—	—	(53)	—	—	—	—	—	53	—	—	—
Voluntary reserve for future dividends payments (3)	—	—	—	—	—	—	—	3,483	—	—	(3,483)	—	—	—
Dividends (4)	—	—	—	—	113	—	—	(124)	—	—	—	(11)	—	(11)
Redemption of shares (4)	—	(4)	(6)	(353)	363	—	—	—	—	—	—	—	—	—
Dividends (5)	—	—	—	—	—	—	—	—	—	—	—	—	(365)	(365)
Dividends from Núcleo (6)	—	—	—	—	—	—	—	—	—	—	—	—	(23)	(23)
Comprehensive income:
Net income for the period	—	—	—	—	—	—	—	—	—	—	647	647	596	1,243
Other comprehensive income	—	—	—	—	—	—	—	—	—	8	—	8	13	21

Total Comprehensive Income	—	—	—	—	—	—	—	—	—	8	647	655	609	1,264

Balances as of June 30, 2012	53	15	108	15	—	—	180	3,359	—	32	904	4,666	3,996	8,662

Balances as of January 1, 2013	53	15	108	15	—	—	180	3,359	—	57	1,670	5,457	4,706	10,163

Dividends from Núcleo (7)	—	—	—	—	—	—	—	—	—	—	—	—	(33)	(33)
Special reserve for IFRS implementation (8)	—	—	—	—	—	—	—	—	204	—	(204)	—	—	—
Voluntary reserve for future dividends payments (8)	—	—	—	—	—	—	—	1,466	—	—	(1,466)	—	—	—
Subsidiary treasury shares acquisition effect (2)	—	—	—	—	—	(25)	—	—	—	—	—	(25)	(58)	(83)
Comprehensive income:
Net income for the period	—	—	—	—	—	—	—	—	—	—	789	789	679	1,468
Other comprehensive income	—	—	—	—	—	—	—	—	—	10	—	10	19	29

Total Comprehensive Income	—	—	—	—	—	—	—	—	—	67	789	799	698	1,497

Balances as of June 30, 2013	53	15	108	15	—	(25)	180	4,825	204	67	789	6,231	5,313	11,544

(1)	As of June 30, 2013 and 2012 all ordinary shares and all Class “B” Preferred shares were issued and fully paid. All Class “A” Preferred shares were cancelled on June 14, 2012.
(2)	See Note 1 – Basis of preparation of the unaudited condensed consolidated financial statements and significant accounting policies.
(3)	As approved by the Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2012.
(4)	As approved by the Ordinary and Extraordinary General and Special Class “A” preferred Shareholders’ Meeting held on June 13, 2012.
(5)	As approved by the Ordinary Shareholders’ Meeting of Telecom Argentina held on April 27, 2012.
(6)	As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 16, 2012.
(7)	As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 22, 2013.
(8)	As approved by the Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2013.

The accompanying notes are an integral part of these consolidated financial statements.

Eduardo Federico Bauer
Vice-President

NORTEL INVERSORA S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

		Six-month periods ended June 30,
	Note	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period		1,468	1,243
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses and other allowances		222	150
Depreciation of PP&E	2	955	867
Amortization of intangible assets	2	444	391
Consumption of materials	2	76	57
Gain on disposal of PP&E	2	(7)	(1)
Impairment of PP&E and related assets	2	172	—
Recovery of restructuring costs	6	(8)	—
Provisions	6	140	105
Interest and other financial losses		(42)	20
Income tax expense	2	799	701
Income tax paid	3	(842)	(977)
Increase in assets	3	(851)	(421)
Net increase (decrease) in liabilities	3	767	(28)

Total cash flows provided by operating activities		3,293	2,107

CASH FLOWS FROM INVESTING ACTIVITIES
PP&E acquisitions	3	(1,425)	(1,363)
Intangible assets acquisitions	3	(384)	(420)
Proceeds from the sale of PP&E		10	1
Investments not considered as cash and cash equivalents	3	(396)	—

Total cash flows used in investing activities		(2,195)	(1,782)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	3	43	—
Payment of financial debt	3	(18)	(464)
Payment of interest	3	(8)	(7)
Payment of cash dividends	3	(16)	(389)
Treasury shares acquisition	3 / 7	(83)	—

Total cash flows used in financing activities		(82)	(860)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		50	42

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		1,066	(493)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		3,168	2,882

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		4,234	2,389

See Note 3 for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Eduardo Federico Bauer
Vice-President

NORTEL INVERSORA S.A.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2013 AND 2012

(In millions of Argentine pesos, except as otherwise indicated)

NORTEL INVERSORA S.A.

GLOSSARY OF TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these unaudited consolidated financial statements.

ADS: Nortel’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

CNC (Comisión Nacional de Comunicaciones): The Argentine National Communications Commission.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

Company or Nortel: Nortel Inversora S.A.

CPCECABA: The Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires.

D&A: Depreciation and amortization.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

IAS: International Accounting Standards.

IASB: International Accounting Standards board.

IDC: Tax on deposits to and withdrawals from bank accounts.

IFRS: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

LSC (Ley de Sociedades Comerciales): Argentine Corporations Law

Micro Sistemas: Micro Sistemas S.A.

Núcleo: Núcleo S.A.

NYSE: New York Stock Exchange

OCI: Other Comprehensive Income.

Personal: Telecom Personal S.A.

PP&E: Property, plant and equipment.

Regulatory Bodies: Collectively, the SC and the CNC.

RT: Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No, 26 issued by the FACPCE, amended by RT29.

SAC: Subscriber Acquisition Costs.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

SEC: Securities and Exchange Commission of the United States of America.

Sofora: Sofora Telecomunicaciones S.A. Nortel’s controlling company.

Springville: Springville S.A.

SU: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

Telecom Group: Telecom Argentina and its consolidated subsidiaries.

Telecom Argentina: Telecom Argentina S.A.

NORTEL INVERSORA S.A.

Telecom Italia Group: Telecom Italia and its consolidated subsidiaries, except where referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia and Telecom Italia International, N.V.

Telecom USA: Telecom Argentina USA Inc.

TLRD (Terminación Llamada Red Destino): Termination charges from third parties’ wireless networks.

VAS (Value-Added Services): Services that provide additional functionality to the basic transmission services offered by a telecommunications network such as Video streaming, Personal Video, Personal Cloud, M2M (Communication Machine to Machine), Social networks, Personal Messenger, Contents and Entertainment (content and text subscriptions, games, music ringtones, wallpaper, screensavers, etc), MMS (Mobile Multimedia Services) and Voice Mail.

NORTEL INVERSORA S.A.

NOTE 1 –	BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of preparation and significant accounting policies

These consolidated financial statements have been prepared in accordance with RT 26 as adopted by the CPCECABA, and as required by the CNV.

For the preparation of these consolidated financial statements, the Company has elected to make use of the option provided by IAS 34, so, these consolidated financial statements do not include all the information required in an annual financial statement, and must be read jointly with the 2012 annual consolidated financial statements which can be consulted at the Company’s website (www.nortelsa.com.ar/inversores).

For the preparation of these consolidated financial statements, the Company followed the same accounting policies applied in its most recent annual consolidated financial statements with the exception of:

1)	The valuation of Pension benefits included in “Other non-current liabilities”.

In connection with these pension benefits granted to Telecom Argentina’s unionized employees, the Company has applied IAS 19 revised (Employee Benefits), issued by the IASB in June 2011, which introduced modifications related to the recognition of actuarial gains and losses, the presentation of changes in assets and liabilities arising from defined benefit plans (which should be presented within OCI), as well as greater disclosure requirements for defined benefit plans. IAS 19 revised is mandatory for periods beginning on or after 1 January 2013. The adoption of this standard would generate a reduction of $0.1 in Retained Earnings at the beginning of year 2013 with charge to OCI. Based on materiality grounds for the Telecom Group and the Company, the opening balance of Retained Earnings has not been changed and the provisions of the new standard have been applied in the determination of fiscal year 2013 results of operations.

2)	Telecom Argentina’s treasury shares acquisition

Effect in Telecom Argentina

In connection with the Treasury Shares Acquisition Process described in Note 7 to the consolidated financial statements, Telecom Argentina has applied the guidance set forth in IAS 32, which provides, consistently with the CNV Regulations, that any instruments of its own equity acquired by Telecom Argentina must be recorded at the acquisition cost and must be deducted from Equity under the caption “Treasury shares acquisition cost”. No profit or loss resulting from holding such instruments of own Equity shall be recognized in the income statement. If the treasury shares are sold, the account “Treasury shares acquisition cost” shall be recorded within Equity under the “Treasury shares negotiation premium” caption. If such difference is negative, the resulting amount shall be recorded within Equity under the “Treasury shares negotiation discount” caption.

Effect in Nortel

Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations, the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to Telecom Argentina’s Board of Directors to decide its total or partial application, and to approve the methodology, terms and conditions of such investments.

On May 22, 2013, Telecom Argentina’s Board of Directors approved the terms and conditions of the Telecom Argentina’s Treasury Shares Acquisition Process. Pursuant to Section 221 of the LSC, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. In accordance with IFRS, the economic rights of an investor in a company that holds treasury shares must be calculated taking into account the amount of shares held by such investor against the aggregate amount of outstanding shares of the subsidiary/associate. As a result, Telecom Argentina’s treasury shares acquisition has caused Nortel to increase its political and economic rights from 54.74% to 54.92% of the outstanding capital stock of Telecom Argentina as of June 30, 2013.

As of June 30, 2013, Telecom Argentina had acquired 3,273,182 treasury shares, which were carried at their transaction cost of $83, reducing its equity in such amount. This accounting treatment has caused a reduction of Nortel’s investment in Telecom Argentina and a reduction of its equity of $25, which is disclosed in the Equity as “Subsidiary’s treasury shares acquisition effect”.

NORTEL INVERSORA S.A.

3)	Government bonds issued in foreign currency

Personal acquired bonds issued by the National Government during June 2013. Although such bonds are carried at amortized cost, as explained in Note 3 – Significant Accounting Policies of the most recent annual consolidated financial statements, they are denominated in US Dollars and they bear interest in such foreign currency. The internal rate of return used to apply the amortized cost method has been estimated on the basis of the US Dollar cash flows that will be generated by these securities at maturity and their fair value at acquisition. The acquisition cost in US Dollars was adjusted by applying the above mentioned rate and the resulting value was translated into Argentine pesos using the exchange rate as of the date of measurement. The currency exchange difference generated by the purchase of such Government bonds was recorded in item “Foreign currency exchange losses”.

The preparation of these consolidated financial statements in conformity with IFRS requires the Company’s Management to use certain critical accounting estimates. Actual results could differ from those estimates.

These consolidated financial statements (except for cash flow information) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions and other events are recognized when they occur. Therefore income and expenses are recognized at fair value on an accrual basis regardless of when they are perceived or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method over the relevant period.

These consolidated financial statements have also been prepared on a going concern basis, as there is a reasonable expectation that Telecom Argentina and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

Publication of these consolidated financial statements for the period ended June 30, 2013 was approved by resolution of the Board of Directors’ meeting held on July 29, 2013.

b)	Financial statement formats

The financial statement formats adopted are consistent with IAS 1, In particular:

•

the consolidated statements of financial position have been prepared by classifying assets and liabilities according to “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized/settled within twelve months after the period-end;

•

the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group as evaluated by the Management, and are in line with the industrial sector of telecommunications;

•	the consolidated statements of comprehensive income include the profit or (loss) for the period as shown in the consolidated income statement and all components of other comprehensive income;

•

the consolidated statements of changes in equity have been prepared showing separately (i) profit (loss) for the period, (ii) other comprehensive income (loss) for the period, and (iii) transactions with owners in their capacity as owners (controlling and non-controlling);

•	the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These consolidated financial statements contain all material disclosures required under IAS 34. Some additional disclosures required by the LSC and/or by the CNV have been also included.

c)	Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Telecom Group’s Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the Telecom group’s CEO, who is responsible for allocating resources and assessing performance of the operating segments at the net income (loss) level and under the accounting principles effective (IFRS) at each time for reporting to the Regulatory Bodies. The accounting policies applied for segment information are the same for all operating segments.

Information regarding segment reporting is included in Note 4.

NORTEL INVERSORA S.A.

d)	Net income per share

The Company computes net income per common share by dividing net income for the period attributable to Nortel (Controlling Company) by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

The following tables set forth the computation of basic and diluted net income per share for the periods indicated:

	Six-month periods ended June 30,
	2013	2012
Numerator:
Net income attributable to Nortel	789	647
Net income available to Class “B” Preferred Shares	(386.23)	(316.72)
Net income available to common shares	402.77	330.28
Denominator:
Number of common shares outstanding	5,330,400	5,330,400

Basic and diluted net income per common share	75.56	61.96

Class “B” Preferred Shares:
Numerator:
Net income available to Class “B” Preferred Shares	386.23	316.72
Denominator:
Number of Class “B” Preferred Shares outstanding	1,470,455	1,470,455

Basic and diluted net income per Class “B” Preferred Share	262.66	215.39

NOTE 2 – BREAKDOWN OF THE MAIN ACCOUNTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION CURRENT ASSETS	June 30, 2013	December 31, 2012
a) Cash and cash equivalents
Cash	12	12
Banks	127	127
Time deposits	3,823	2,625
Mutual funds	190	404
Government bonds (*)	82	—

	4,234	3,168

(*)	See Note 10 – Recent developments corresponding to the six-month period ended June 30, 2013.

	June 30, 2013	December 31, 2012
b) Investments
Investments over 90 days maturity	905	540
Argentine companies notes	21	1
Provincial government bonds	46	20

	972	561

	June 30, 2013	December 31, 2012
c) Trade receivables
Fixed services	882	853
Personal mobile services	1,744	1,469
Núcleo mobile services	91	61

Subtotal	2,717	2,383
Allowance for doubtful accounts	(251)	(202)

	2,466	2,181

Movements in the allowance for current doubtful accounts are as follows:

	June 30, 2013 (6 months)	December 31, 2012 (12 months)
At the beginning of the year	(202)	(170)
Additions – Bad debt expenses	(165)	(275)
Uses	116	243

At the end of the period/year	(251)	(202)

NORTEL INVERSORA S.A.

	June 30, 2013	December 31, 2012
d) Other receivables
Prepaid expenses	243	206
Prepaid expenses related parties (Note 5.c)	90	—
Tax credits	63	62
Expenditure reimbursement	43	38
Restricted funds	19	13
Receivables for suppliers indemnities	—	61
Compensation Fund	—	19
Other	101	73

Subtotal	559	472
Allowance for other receivables	(15)	(15)

	544	457

Movements in the allowance for other receivables are as follows:

	June 30, 2013 (6 months)	December 31, 2012 (12 months)
At the beginning of the year	(15)	(12)
Additions	—	(3)

At the end of the period/year	(15)	(15)

	June 30, 2013	December 31, 2012
e) Inventories
Mobile handsets	821	626
Fixed telephones and equipment	14	15

Subtotal	835	641
Allowance for obsolescence of inventories	(62)	(8)

	773	633

Movements in the allowance for obsolescence of inventories are as follows:

	June 30, 2013 (6 months)	December 31, 2012 (12 months)
At the beginning of the year	(8)	(19)
Additions	(57)	(14)
Uses	3	25

At the end of the period/year	(62)	(8)

NON-CURRENT ASSETS	June 30, 2013	December 31, 2012
f) Trade receivables
Fixed services	17	23
Núcleo mobile services	2	—

	19	23

	June 30, 2013	December 31, 2012
g) Deferred income tax assets
Net deferred income tax assets in Argentina (Telecom Argentina and Nortel)
Tax loss carryforwards	6	4
Allowance for deferred income tax assets	(6)	(4)
Allowance for doubtful accounts	48	40
Provisions	248	248
Termination benefits	56	63
Other deferred income tax assets, net	125	108
Deferred income tax liabilities in Argentina
PP&E and intangible assets	(350)	(405)

In Argentina	127	54

Net deferred income tax assets abroad (Núcleo and Springville)
Tax loss carryforwards	1	1
Allowance for doubtful accounts	3	2
PP&E	10	11
Valuation allowance	(1)	(5)
Deferred income tax liabilities abroad
Other deferred income tax liabilities	(3)	(5)

Abroad	6	8

	137	62

NORTEL INVERSORA S.A.

	June 30, 2013	December 31, 2012
h) Other receivables
Prepaid expenses related parties (Note 5.c)	126	—
Credit on SC Resolution No. 41/07 and IDC	85	85
Prepaid expenses	80	86
Tax credits	33	30
Restricted funds	24	22
Credit on minimum presumed income tax	4	7
Other	9	7

Subtotal	361	237
Allowance for regulatory matters	(85)	(85)
Allowance for tax credits	(13)	(13)
Write-down for prepaid expenses (i)	(13)	—
Allowance for other receivables	(17)	(17)

	233	122

(i)	Included in impairment of PP&E and related assets.

Movements in the allowance for regulatory matters are as follows:

	June 30, 2013 (6 months)	December 31, 2012 (12 months)
At the beginning of the year	(85)	(90)
Uses	—	5

At the end of the period/year	85	(85)

Movements in the allowance for tax credits are as follows:

	June 30, 2013 (6 months)	December 31, 2012 (12 months)
At the beginning of the year	(13)	(17)
Additions	—	—
Uses	—	4

At the end of the period/year	(13)	(13)

Movements in the allowance for other receivables are as follows:

	June 30, 2013 (6 months)	December 31, 2012 (12 months)
At the beginning of the year	(17)	(17)
Additions	—	(1)
Uses	—	1

At the end of the period/year	(17)	(17)

	June 30, 2013	December 31, 2012
i) Investments
Argentine companies notes	53	69
2003 Telecommunications Fund	1	1

	54	70

j) PP&E
Land, buildings and installations	905	900
Computer equipment and software	1,149	1,196
Switching and transmission equipment (i)	2,260	2,286
Mobile network access and external wiring	2,713	2,531
Construction in progress	1,642	1,534
Other tangible assets	310	322
Materials	356	280

Subtotal	9,335	9,049
Valuation allowance for materials	(15)	(14)
Impairment of PP&E (ii)	(159)	—

	9,161	9,035

(i)	Includes tower and pole, transmission equipment, switching equipment, power equipment, equipment lent to customers at no cost and handsets lent to customers at no cost.
(ii)	Included in impairment of PP&E and related assets.

NORTEL INVERSORA S.A.

Movements in PP&E (without allowance for materials or impairment of PP&E) are as follows:

	June 30, 2013 (6 months)	December 31, 2012 (12 months)
At the beginning of the year	9,049	8,262
CAPEX	1,137	2,415
Materials	152	159

Total PP&E additions	1,289	2,574
Currency translation adjustments	28	131
Decreases	—	(1)
Consumption of materials	(76)	(125)
Depreciation of the period/year	(955)	(1,792)

At the end of the period/year	9,335	9,049

Movements in the valuation allowance for materials are as follows:

	June 30, 2013 (6 months)	December 31, 2012 (12 months)
At the beginning of the year	(14)	(15)
Additions – Fees for services, maintenance, and materials	(1)	(5)
Uses	—	6

At the end of the period/year	(15)	(14)

	June 30, 2013	December 31, 2012
k) Intangible assets
Licenses	589	588
SAC	569	586
Rights of use	219	227
Service connection or habilitation costs	95	94
Other intangible assets	16	19

	1,488	1,514

Movements in Intangible assets are as follows:

	June 30, 2013 (6 months)	December 31, 2012 (12 months)
At the beginning of the year	1,514	1,488
CAPEX	417	842
Currency translation adjustments	1	4
Amortization of the period/year	(444)	(820)

At the end of the period/year	1,488	1,514

CURRENT LIABILITIES	June 30, 2013	December 31, 2012
l) Trade payables
PP&E suppliers	1,160	1,427
Other assets and services suppliers	1,830	1,589
Inventory suppliers	1,194	584

Subtotal suppliers	4,184	3,600
Agent commissions	165	49
SU reimbursement	11	11

	4,360	3,660

m) Deferred revenues
Deferred revenues on prepaid calling cards	297	270
Deferred revenues on connection fees	33	30
Deferred revenues on sale of capacity and related services	34	34
Deferred revenues on customer loyalty programs	34	26
Deferred revenues from CONATEL	3	2
Deferred revenues from third parties	1	—

	402	362

n) Financial debt
Bank loans – Núcleo	49	40
Accrued interest – Núcleo	2	3

	51	43

NORTEL INVERSORA S.A.

	June 30, 2013	December 31, 2012
o) Salaries and social security payables
Vacation and bonuses	344	392
Social security payables	163	144
Termination benefits	66	62
Restructuring debt	1	14
Compensation Fund contributions	—	26

	574	638

p) Income tax payables
Income tax payables	985	1,520
Payments in advance of income taxes	(409)	(1,065)
Law No. 26,476 Tax Regularization Regime	3	3

	579	458

q) Other taxes payables
VAT, net	230	180
Tax on SU	90	88
Turnover tax	73	54
Tax withholdings	68	91
Internal taxes	61	55
Regulatory fees	49	48
Municipal taxes	21	17
Retention Decree No. 583/10 ENARD	10	9
Other	9	16

	611	558

r) Dividends payables
Related parties (Note 5.c)	15	—

	15	—

s) Other liabilities
Legal fees	12	12
Guarantees received	11	7
Compensation for directors and members of the Supervisory Committee	19	10
Other	17	13

	59	42

NON-CURRENT LIABILITIES
t) Trade payables
PP&E suppliers	24	20

	24	20

u) Deferred revenues
Deferred revenues on sale of capacity and related services	209	217
Deferred revenues on connection fees	65	64
Deferred revenues on customer loyalty programs	53	39
Deferred revenues from CONATEL	11	9
Deferred revenues from third parties	5	—

	343	329

v) Financial debt
Bank loans – Núcleo	122	101

	122	101

w) Salaries and social security payables
Termination benefits	109	128

	109	128

x) Deferred income tax liabilities (Telecom Personal)
Deferred income tax assets
Allowance for doubtful accounts	(73)	(54)
Provisions	(138)	(120)
Inventory	(35)	(19)
Other	—	(3)

Total deferred income tax assets	(246)	(196)
Deferred income tax liabilities
PP&E and intangible assets	296	348
Cash dividends from foreign companies	46	45
Other	3	—

Total deferred income tax liabilities	345	393

Subtotal net deferred tax liabilities	99	197

Valuation allowance	25	23

Net deferred income tax liabilities	124	220

NORTEL INVERSORA S.A.

	June 30, 2013	December 31, 2012
y) Income tax payables
Law No. 26,476 Tax Regularization Regime	11	12

	11	12

z) Other liabilities
Pension benefits (Note 1.a)	46	38
Suppliers guarantees on third parties claims	7	12
Other	1	1

	54	51

aa) Aging of assets and liabilities as of June 30, 2013

Date due	Cash and cash equivalents		Investments		Trade receivables		Deferred income tax assets	Other receivables
Total due	—		—		762		—	—
Not due
Third quarter 2013	4,234		906		1,668		—	330
Fourth quarter 2013	—		11		17		—	86
First quarter 2014	—		55		12		—	57
Second quarter 2014	—		—		7		—	71
July 2014 thru June 2015	—		53		16		—	124
July 2015 thru June 2016	—		—		3		—	65
July 2016 and thereafter	—		—		—		—	41
Not date due established	—		1		—		137	3

Total not due	4.234		1,026		1,723		137	777

Total	4.234		1,026		2,485		137	777

Balances bearing interest	4,093		1,025		790		—	—
Balances not bearing interest	141		1		1,695		137	777

Total	4,234		1,026		2,485		137	777

Average annual interest rate (%)		(a)		(b)		(c)	—	—

(a)	$289 bear 17.77%, $701 bear 0.25%, $2,522 bear 17.48%, $305 bear 0.28%, $190 bear 60.82%, $82 bear 8.17% and $4 bear 16.75%.
(b)	$34 bear 20.50%, $871 bear 18.47%, $21 bear 21.04%, $53 bear 5.09%, $11 bear 8.84% and $35 bear 22.67%.
(c)	From due trade receivables, $82 bear 50% over the Banco de la Nación Argentina 30-day interest rate paid by banks, $204 bear 50% over the Banco de la Nación Argentina notes payable discount rate, $1 in financing plans bear 28%, $440 bear 28.28% and $13 bear 36%. From not due trade receivables, $14 bear 28% and $36 bear 8.3%.

Date due	Trade payables		Deferred revenues	Financial debt	Salaries and social security payables	Income tax payables	Other taxes payables	Dividends payables	Deferred income tax liabilities	Other liabilities
Total due	(a) 123		—	—	—	—	—	—	—	—
Not due
Third quarter 2013	4,228		325	10	284	2	602	—	—	27
Fourth quarter 2013	9		27	18	80	1	—	15	—	2
First quarter 2014	—		23	12	139	1	—	—	—	1
Second quarter 2014	—		27	11	71	575	9	—	—	29
July 2014 thru June 2015	24		107	46	40	3	—	—	—	9
July 2015 thru June 2016	—		46	33	27	2	—	—	—	2
July 2016 and thereafter	—		190	43	42	6	—	—	—	43
Not date due established	—		—	—	—	—	—	—	124	—

Total not due	4,261		745	173	683	590	611	15	124	113

Total	4,384		745	173	683	590	611	15	124	113

Balances bearing interest	49		—	173	—	21	—	—	—	4
Balances not bearing interest	4,335		745	—	683	569	611	15	124	109

Total	4,384		745	173	683	590	611	15	124	113

Average annual interest rate (%)		(b)	—	10,01%	—	9%	—	—	—	6%

(a)	As of the date of these consolidated financial statements, $47 was cancelled.
(b)	From due trade payables, $46 bear 9% and $3 bear 6%.

ab) Foreign currency assets and liabilities

	06.30.13			12.31.12
	Type and amount of foreign currency (i)		Amount in local currency (ii)	Type and amount of foreign currency (i)		Amount in local currency (ii)
Net positions	U$S	(iii) (196)	(1,056)	U$S	(iii) (137)	(679)
Net assets (liabilities)	G	(166,335)	(196)	G	(118.791)	(136)
	EURO	(19)	(127)	EURO	(10)	(63)
	SDR	3	25	SDR	3	22

			(1,354)			(856)

(i)	U$S = United States dollar; G= Guaraníes; SDR= Special Drawing Rights.
(ii)	As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.
(iii)	In order to partially reduce this net liability position in foreign currency, the Telecom Group entered into a NDF contract to purchase a total amount of U$S10 and holds investments adjustable to the variation of the U$S/$ exchange rate (dollar linked) by $65 and $59 as of June 30, 2013 and December 31, 2012, respectively (See Note 10 – Recent developments corresponding to the six-month period ended June 30, 2013).

NORTEL INVERSORA S.A.

ac) Information on the fair value of investments in Government bonds and argentine companies notes valued at amortized cost

Below are shown the investments in Government bonds and argentine companies’ notes valued at amortized cost and their respective fair value as of June 30, 2013:

As of June 30, 2013	Book value	Fair value (*)
Government bonds	82	120
Provincial governments bonds in argentine pesos	35	35
Provincial governments bonds (dollar linked)	11	11
Argentine companies notes in argentine pesos	20	20
Argentine companies notes (dollar linked)	54	59

Total	202	245

(*)	Selling expenses not deducted according to IFRS.

CONSOLIDATED INCOME STATEMENTS	Three-month periods ended June 30,		Six-month periods ended June 30,
	2013	2012	2013	2012
	Profit (loss)
ad) Total revenues and other income
Services
Voice – Retail	668	611	1,297	1,218
Voice – Wholesale	191	182	376	357
Internet	616	467	1,191	925
Data	228	175	441	338

Subtotal Fixed Services	1,703	1,435	3,305	2,838

Voice – Retail	1,131	1,060	2,345	2,137
Voice – Wholesale	518	438	966	863
Internet	481	293	872	569
Data	1,785	1,330	3,400	2,653

Subtotal Personal Mobile Services	3,915	3,121	7,583	6,222

Voice – Retail	90	73	177	159
Voice – Wholesale	43	20	65	38
Internet	62	41	124	67
Data	79	63	157	126

Subtotal Núcleo Mobile Services	274	197	523	390

Total service revenues (a)	5,892	4,753	11,411	9,450

Equipment
Fixed Services	16	21	30	39
Personal Mobile Services	717	473	1,235	878
Núcleo Mobile Services	24	7	37	13

Total equipment revenues (b)	757	501	1,302	930

Other income
Fixed Services	4	4	12	7
Personal Mobile Services	—	1	1	2

Total other income (c)	4	5	13	9

Total revenues and other income (a)+(b)+(c)	6,653	5,259	12,726	10,389

ae) Operating costs

Operating expenses disclosed by nature of expense amounted to $10,673 and $8,514 for the six-month periods ended June 30, 2013 and 2012, respectively.

The main components of the operating expenses are the following:

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2013	2012	2013	2012
	Profit (loss)
Employee benefit expenses and severance payments
Wages and salaries	(735)	(600)	(1,378)	(1,092)
Social security expenses	(220)	(183)	(415)	(320)
Severance indemnities and termination benefits	(32)	(25)	(43)	(54)
Other employee benefits	(18)	(8)	(38)	(28)

	(1,005)	(816)	(1,874)	(1,494)

NORTEL INVERSORA S.A.

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2013	2012	2013	2012
	Profit (loss)
Interconnection costs and other telecommunication charges
Fixed telephony interconnection costs	(59)	(57)	(114)	(110)
Cost of international outbound calls	(32)	(34)	(69)	(71)
Lease of circuits	(56)	(35)	(98)	(74)
Mobile services – charges for roaming	(177)	(74)	(312)	(160)
Mobile services – charges for TLRD	(198)	(197)	(413)	(390)

	(522)	(397)	(1,006)	(805)

Fees for services, maintenance, materials and supplies
Maintenance of hardware and software	(81)	(74)	(161)	(143)
Technical maintenance	(117)	(96)	(229)	(183)
Service connection fees for fixed lines and Internet lines	(50)	(35)	(87)	(65)
Service connection fees capitalized as SAC	1	3	3	5
Service connection fees capitalized as Intangible assets	8	6	14	11
Other maintenance costs	(59)	(40)	(112)	(88)
Obsolescence of inventories	(39)	(6)	(57)	(6)
Call center fees	(184)	(184)	(341)	(335)
Other fees for services	(124)	(104)	(229)	(200)
Compensation for Directors and Supervisory Committee members	(16)	(5)	(20)	(9)

	(661)	(535)	(1,219)	(1,013)

Taxes and fees with the Regulatory Authority
Turnover tax	(356)	(237)	(680)	(475)
Taxes with the Regulatory Authority	(155)	(120)	(300)	(238)
Tax on deposits to and withdrawals from bank accounts	(49)	(69)	(110)	(118)
Municipal taxes	(43)	(28)	(83)	(58)
Other taxes	(43)	(24)	(75)	(52)

	(646)	(478)	(1,248)	(941)

Commissions
Agent commissions	(363)	(320)	(721)	(631)
Agent commissions capitalized as SAC	115	77	218	153
Distribution of prepaid cards commissions	(150)	(118)	(289)	(241)
Collection commissions	(101)	(75)	(193)	(149)
Other commissions	(23)	(15)	(39)	(32)

	(522)	(451)	(1,024)	(900)

Cost of equipments and handsets
Inventory balance at the beginning of the period/year	(564)	(564)	(641)	(555)
Plus:
Purchases	(1,069)	(817)	(1,657)	(1,376)
Deferred costs from SAC	61	138	164	244
Transfer from materials	—	1	—	—
Net decreases (increases) from allowance for obsolescence	3	(3)	4	—
Mobile handsets lent to customers at no cost – Núcleo	2	1	4	2
Replacements to customers	2	5	3	9
Less:
Inventory balance at period end	835	717	835	717

	(730)	(522)	(1,288)	(959)

Advertising
Media advertising	(75)	(92)	(160)	(189)
Fairs and exhibitions	(20)	(26)	(56)	(62)
Other advertising costs	(37)	(32)	(70)	(63)

	(132)	(150)	(286)	(314)

Cost of VAS
Cost of mobile VAS	(168)	(60)	(297)	(118)
Cost of fixed VAS	(2)	(2)	(4)	(4)

	(170)	(62)	(301)	(122)

Recovery of restructuring costs
Dismissals indemnities (i)	8	—	8	—

	8	—	8	—

(i)	Corresponds to the recovery of the provision related to the Restructuring Plan finished in June 2013.

NORTEL INVERSORA S.A.

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2013	2012	2013	2012
	Profit (loss)
Other operating costs
Transportation, freight and travel expenses	(114)	(92)	(207)	(172)
Delivery costs capitalized as SAC	10	8	17	15
Rental expense	(90)	(50)	(155)	(102)
Energy, water and others	(76)	(76)	(161)	(150)
International and satellite connectivity	(36)	(34)	(67)	(64)
Other	(17)	(18)	(36)	(29)

	(323)	(262)	(609)	(502)

D&A
Depreciation of PP&E	(488)	(441)	(955)	(867)
Amortization of SAC and service connection costs	(213)	(197)	(432)	(380)
Amortization of other intangible assets	(7)	(5)	(12)	(11)

	(708)	(643)	(1,399)	(1,258)

Gain on disposal of PP&E and impairment of PP&E and related assets
Gain on disposal of PP&E	—	—	7	1
Impairment of PP&E and related assets (ii)	(172)	—	(172)	—

	(172)	—	(165)	1

(ii)	Includes $50 corresponding to the impairment of a commercial system of Personal, $109 corresponding to the impairment of construction in progress and materials of Telecom Argentina and $13 corresponding to prepaid expenses related to the write-down assets of Telecom Argentina.

As required by the LSC, the operating expenses disclosed by function are as follows:

Cost of sales and services	(3,397)	(2,574)	(6,386)	(4,995)
General and administrative expenses	(303)	(232)	(507)	(387)
Selling expenses	(1,783)	(1,589)	(3,518)	(3,074)
Other expenses – provisions	(57)	(19)	(97)	(59)
Gain on disposal of PP&E and impairment of PP&E and related assets	(172)	—	(165)	1

	(5,712)	(4,414)	(10,673)	(8,514)

af) Financial results
Finance income
Interest on cash equivalents	150	62	255	146
Interest on investments (Argentine companies notes and Government bonds)	3	—	8	—
Gains on Mutual Funds	8	6	17	11
Interest on receivables	31	23	56	42
Foreign currency exchange gains	65	40	125	64
Gain on NDF	—	5	—	5
Other	3	6	4	6

Total finance income	260	142	465	274

Finance expenses
Interest on loans	(4)	(4)	(8)	(7)
Interest on Class “A” Preferred Shares debt	—	(37)	—	(53)
Interest on salaries and social security payable, other taxes payables and accounts payable	(4)	(1)	(8)	(3)
Interest on provisions	(32)	(19)	(43)	(46)
Loss on discounting of salaries and social security payable, other taxes payables and other liabilities	(2)	(9)	(5)	(15)
Foreign currency exchange losses (*)	(139)	(48)	(186)	(79)
Other	—	(2)	(1)	(2)

Total finance expenses	(181)	(120)	(251)	(205)

	79	22	214	69

(*)	Include $42 of foreign currency exchange losses generated by the purchase of Government bonds during June 2013.

NORTEL INVERSORA S.A.

af) Income taxes

Income tax expense for the six-month periods ended June 30, 2013 and 2012 consists of the following:

	Profit (loss)
	The Company	Telecom Argentina	Telecom USA	Personal	Núcleo	Total
Tax loss carryforwards	2	—	—	—	—	2
Current tax expense	—	(222)	(2)	(733)	(10)	(967)
Estimated income tax payable on cash dividends from foreign companies	—	—	—	(10)	(3)	(13)
Fiscal year 2012 return adjustment	—	—	—	(3)	—	(3)
Deferred tax benefit	—	73	—	111	2	186
Valuation allowance	(2)	—	—	(2)	—	(4)

Income tax expense as of June 30, 2013	—	(149)	(2)	(637)	(11)	(799)

Current tax expense	—	(138)	—	(584)	(7)	(729)
Estimated income tax payable on cash dividends from foreign companies	—	—	—	(11)	(3)	(14)
Fiscal year 2011 return adjustment	—	(5)	—	—	—	(5)
Deferred tax benefit	—	18	—	31	—	49
Valuation allowance	(1)	—	—	(1)	—	(2)

Income tax expense as of June 30, 2012	(1)	(125)	—	(565)	(10)	(701)

Income tax expense for the periods differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	In Argentina	Abroad	Total
	Profit (loss)
Pre-tax income on a separate return basis	4,192	79	4,271
Non taxable items – Other income from investments	(2,005)	—	(2,005)
Non taxable items – Other	2	(6)	(4)

Subtotal	2,189	73	2,262
Weighted statutory income tax rate	35%	( *)

Income tax expense at weighted statutory tax rate	(766)	(13)	(779)
Income tax on cash dividends from foreign companies	(10)	—	(10)
Other changes in tax assets and liabilities	(3)	—	(3)
Fiscal year 2012 return adjustment	(3)	—	(3)
Changes in valuation allowance	(4)	—	(4)

Income tax expense as of June 30, 2013	(786)	(13)	(799)

Pre-tax income on a separate return basis	3,648	69	3,717
Non taxable items – Other income from investments	(1,773)	—	(1,773)
Non taxable items – Other	43	—	43

Subtotal	1,918	69	1,987
Weighted statutory income tax rate	35%	( *)

Income tax expense at weighted statutory tax rate	(671)	(10)	(681)
Income tax on cash dividends from foreign companies	(11)	—	(11)
Other changes in tax assets and liabilities	(2)	—	(2)
Fiscal year 2011 return adjustment	(5)	—	(5)
Changes in valuation allowance	(2)	—	(2)

Income tax expense as of June 30, 2012	(691)	(10)	(701)

(*)	Effective income tax rate based on weighted statutory income tax rate in the different countries where the Telecom Group has operations. The statutory tax rate in Argentina was 35% for all the periods presented, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends for all the periods presented, in Uruguay the statutory tax rate was 25% for all the periods presented and in the USA the effective tax rate was 39.5%, for all the periods presented, respectively.

NOTE 3 – SUPPLEMENTARY CASH FLOW INFORMATION

•	Changes in assets/liabilities components:

	Six-month periods ended June 30,
	2013	2012
Net (increase) decrease in assets
Trade receivables	(444)	(205)
Other receivables	8	(53)
Other receivables related parties (Note 5.c)	(216)	—
Inventories	(199)	(163)

	(851)	(421)

Net (decrease) increase in liabilities
Trade payables	807	138
Deferred revenues	54	72
Salaries and social security payables	(129)	(118)
Other taxes payables	44	(25)
Other liabilities	19	(14)
Provisions	(28)	(81)

	767	(28)

NORTEL INVERSORA S.A.

Income tax paid consists of the following:

	Six-month periods ended June 30,
	2013	2012
Tax returns and payments in advance	(774)	(945)
Other payments	(68)	(32)

	(842)	(977)

• Main non-cash operating transactions:

VAT credit balances offset with income taxes payments	8	23
Compensation Fund contribution reclassified between:
Provisions and Other receivables and Salaries and social security payables	—	40
Provisions and Other liabilities	—	21
SAC acquisitions offset with trade receivables	88	69

• Most significant investing activities:

PP&E acquisitions include:
PP&E additions (Note 2.j)	(1,289)	(984)
Plus:
Payments of trade payables originated in prior years acquisitions	(743)	(1,177)
Less:
Acquisition of PP&E through incurrence of trade payables	603	796
Mobile handsets lent to customers at no cost	4	2

	(1,425)	(1,363)

Intangible assets acquisitions include:
Intangible assets additions (Note 2.k)	(417)	(429)
Plus:
Payments of trade payables originated in prior years acquisitions	(80)	(93)
SAC acquisitions offset with trade receivables	(88)	(69)
Less:
Acquisition of intangible assets through incurrence of trade payables	201	171

	(384)	(420)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

Investments over 90 days maturity	(396)	—

	(396)	—

• Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

Debt proceeds – Núcleo	43	—

Total financial debt proceeds	43	—

Redemption of Class “A” preferred shares	—	(343)
Payment of dividends on Class “A” preferred shares	—	(113)
Payment of bank loans – Núcleo	(18)	(8)

Total payment of financial debt	(18)	(464)

Payment of interest on bank loans – Núcleo	(8)	(7)

Total payment of interest	(8)	(7)

Acquisition of treasury shares – Telecom Argentina	(83)	—

Cash dividends from Núcleo

The Ordinary Shareholders’ Meeting of Núcleo held on March 22, 2013 approved the following cash dividend payment:

Date of payment	Dividends attributable to Personal	Dividends attributable to non-controlling interest	Total
May 2013	34	16	50
October 2013	34	17	51

Total (*)	68	33	101

(*)	Correspond to 80 million of Guaraníes approved by the Ordinary Shareholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval.

NORTEL INVERSORA S.A.

The Ordinary Shareholders’ Meeting of Núcleo held on March 16, 2012 approved the following cash dividend payment:

Date of payment	Dividends attributable to Personal	Dividends attributable to non-controlling interest	Total
April 2012	27	13	40
September 2012	20	10	30

Total	47	23	70

Cash dividends

The Company’s Annual General Ordinary and Extraordinary Shareholders’ Meeting held on June 13, 2012 approved a cash dividend distribution to Class “B” Shares and ordinary shares in the amount of approximately $5,4 (equivalent to $3.66 peso per share) and $5,6 (equivalent to $1.05 peso per share), respectively, which were available to shareholders on June 29, 2012.

Cash dividends received from Telecom Argentina

The Annual General Ordinary Shareholders’ Meeting of Telecom Argentina held on April 27, 2012 approved a cash dividend distribution in the amount of $807 (equivalent to $0.82 peso per share of Telecom Argentina), which was paid starting on May  10, 2012, of which $365 correspond to the non-controlling shareholders.

NOTE 4 – SEGMENT INFORMATION

The Telecom Group conducts its business through six legal entities. Each one has been identified as an operating segment.

The Group has combined the operating segments into three reportable segments: “Fixed Services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates.

NORTEL INVERSORA S.A.

Segment financial information for the six-month periods ended June 30, 2013 and 2012 was as follows:

For the six-month period ended June 30, 2013

☐	Income statement

	Fixed Services	Mobile Services			Nortel	Eliminations	Total
		Personal	Núcleo	Subtotal
Total revenues and other income (1)	3,955	8,874	565	9,439	—	(668)	12,726
Employee benefit expenses and severance payments	(1,336)	(496)	(41)	(537)	(1)	—	(1,874)
Interconnection costs and other telecommunication charges	(259)	(1,144)	(93)	(1,237)	—	490	(1,006)
Fees for services, maintenance, materials and supplies	(525)	(749)	(49)	(798)	(5)	109	(1,219)
Taxes and fees with the Regulatory Authority	(271)	(960)	(17)	(977)	—	—	(1,248)
Commissions	(85)	(912)	(53)	(965)	—	26	(1,024)
Cost of equipments and handsets	(34)	(1,212)	(42)	(1,254)	—	—	(1,288)
Advertising	(60)	(193)	(33)	(226)	—	—	(286)
Cost of VAS	(4)	(282)	(15)	(297)	—	—	(301)
Provisions	(50)	(47)	—	(47)	—	—	(97)
Bad debt expenses	(40)	(120)	(5)	(125)	—	—	(165)
Recovery of restructuring costs	8	—	—	—	—	—	8
Other operating expenses	(328)	(297)	(26)	(323)	(1)	43	(609)

Operating income before D&A	971	2,462	191	2,653	(7)	—	3,617
Depreciation of PP&E	(444)	(422)	(89)	(511)	—	—	(955)
Amortization of intangible assets	(51)	(376)	(17)	(393)	—	—	(444)
Gain on disposal of PP&E and impairment of PP&E and related assets	(116)	(50)	1	(49)	—	—	(165)

Operating income	360	1,614	86	1,700	(7)	—	2,053
Financial results, net	72	152	(10)	142	—	—	214

Net income before income tax expense	432	1,766	76	1,842	(7)	—	2,267
Income tax expense, net	(151)	(637)	(11)	(648)	—	—	(799)

Net income	281	1,129	65	1,194	(7)	—	1,468

Net income attributable to Nortel (Controlling Company)							789
Net income attributable to non-controlling interest							679

							1,468

(1)

Service revenues	3,305	7,583	523	8,106	—	—	11,411
Equipment revenues	30	1,235	37	1,272	—	—	1,302
Other income	12	1	—	1	—	—	13

Subtotal third party revenues	3,347	8,819	560	9,379	—	—	12,726
Intersegment revenues	608	55	5	60	—	(668)	—

Total revenues and other income	3,955	8,874	565	9,439	—	(668)	12,726

☐	Statement of financial position information

PP&E	5,508	2,801	852	3,653	—	—	9,161
Intangible assets, net	372	1,084	33	1,117	—	(1)	1,488
Capital expenditures on PP&E (a)	620	420	97	517	—	—	1,137
Capital expenditures on intangible assets (b)	51	345	21	366	—	—	417
Total capital expenditures (a)+(b)	671	765	118	883	—	—	1,554
Total additions on PP&E and intangible assets	789	768	149	917	—	—	1.706
Net financial asset (debt)	1,074	4,164	(144)	4,020	(8)	—	5,086

☐	Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group’s customers	Breakdown by location of operations
Argentina	12,136	12,041	10,180
Abroad	590	685	912

Total	12,726	12,726	11,092

NORTEL INVERSORA S.A.

For the six-month period ended June 30, 2012

☐	Income statement

,	Fixed Services	Mobile Services			Nortel	Eliminations	Total
		Personal	Núcleo	Subtotal
Total revenues and other income (1)	3,376	7,159	406	7,565	—	(552)	10,389
Employee benefit expenses and severance payments	(1,085)	(376)	(31)	(407)	(2)	—	(1,494)
Interconnection costs and other telecommunication charges	(256)	(893)	(64)	(957)	—	408	(805)
Fees for services, maintenance, materials and supplies	(456)	(596)	(36)	(632)	(3)	78	(1,013)
Taxes and fees with the Regulatory Authority	(217)	(710)	(13)	(723)	(1)	—	(941)
Commissions	(78)	(805)	(47)	(852)	—	30	(900)
Cost of equipments and handsets	(21)	(925)	(13)	(938)	—	—	(959)
Advertising	(77)	(213)	(24)	(237)	—	—	(314)
Cost of VAS	(4)	(107)	(11)	(118)	—	—	(122)
Provisions	(47)	(13)	1	(12)	—	—	(59)
Bad debt expenses	(31)	(113)	(4)	(117)	—	—	(148)
Other operating expenses	(285)	(237)	(15)	(252)	(1)	36	(624)

Operating income before D&A	819	2,171	149	2,320	(7)	—	3,132
Depreciation of PP&E	(404)	(403)	(60)	(463)	—	—	(867)
Amortization of intangible assets	(51)	(326)	(14)	(340)	—	—	(391)
Gain on disposal of PP&E	1	—	—	—	—	—	1

Operating income	365	1,442	75	1,517	(7)	—	1,875
Financial results, net	(11)	129	(6)	123	(43)	—	69

Net income before income tax expense	354	1,571	69	1,640	(50)	—	1,944
Income tax expense, net	(125)	(565)	(10)	(575)	(1)	—	(701)

Net income	229	1,006	59	1,065	(51)	—	1,243

Net income attributable to Nortel (Controlling Company)							647
Net income attributable to non-controlling interest							596

							1,243

(1)

Service revenues	2,838	6,222	390	6,612	—	—	9,450
Equipment revenues	39	878	13	891	—	—	930
Other income	7	2	—	2	—	—	9

Subtotal third party revenues	2,884	7,102	403	7,505	—	—	10,389
Intersegment revenues	492	57	3	60	—	(552)	—

Total revenues and other income	3,376	7,159	406	7,565	—	(552)	10,389

☐	Statement of financial position information

PP&E	5,004	2,675	652	3,327	—	—	8,331
Intangible assets, net	373	1,130	23	1,153	—	—	1,526
Capital expenditures on PP&E (a)	510	338	68	406	—	—	916
Capital expenditures on intangible assets (b)	39	378	12	390	—	—	429
Total capital expenditures (a)+(b)	549	716	80	796	—	—	1,345
Total additions on PP&E and intangible assets	619	716	78	794	—	—	1,413
Net financial asset (debt)	1,286	1,058	(121)	937	33	—	2,256

☐	Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group’s customers	Breakdown by location of operations
Argentina	9,966	9,837	9,321
Abroad	423	552	691

Total	10,389	10,389	10,012

NORTEL INVERSORA S.A.

NOTE 5 – RELATED PARTY TRANSACTIONS

a)	Controlling company

All of the common shares of Nortel belong to Sofora. As of June 30, 2013 these shares represented 78.38% of the capital stock of Nortel.

b)	Related parties

Related parties (as described in IAS 24) are those legal entities or individuals which are related to the indirect shareholders of the Company.

Under IAS 24, Telefónica, S.A. (of Spain) and its controlled companies, including Telefónica de Argentina S.A. and Telefónica Móviles de Argentina S.A. are not considered related parties. As of the date of these consolidated financial statements, such situation has been confirmed by the commitments assumed before the Argentine Antitrust Commission (or the “CNDC”) to ensure the separation and independence between the Telecom Italia Group and the Telecom Group, on one hand, and Telefónica S.A. (of Spain) and its controlled companies, on the other, with respect to their activities in the Argentine telecommunications market, such as it has been corroborated by the applicable authorities.

c)	Balances with related parties

•	Related parties

	Type of related party	June 30, 2013	December 31, 2012
CURRENT ASSETS
Trade receivables
Caja de Seguros S.A. (a) (b)	Other related party	38	21
TIM Participacoes S.A. (a)	Other related party	7	—
Telecom Italia S.p.A. (a)	Indirect parent company	1	1
Latin American Nautilus Argentina S.A. (a)	Other related party	1	1
Telecom Italia Sparkle S.p.A. (a)	Other related party	—	9

		47	32

Other receivables
Latin American Nautilus Argentina S.A. (a) (d)	Other related party	90	—

		90	—

NON-CURRENT ASSETS
Other receivables
Latin American Nautilus Argentina S.A. (a) (d)	Other related party	126	—

		126	—

CURRENT LIABILITIES
Trade payables
Grupo Italtel (a)	Other related party	39	97
Telecom Italia S.p.A. (a)	Indirect parent company	18	22
Latin American Nautilus Ltd. (a)	Other related party	2	30
Caja de Seguros S.A. (a) (b)	Other related party	26	23
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a) (b)	Other related party	6	5
Telecom Italia Sparkle S.p.A. (a)	Other related party	2	10
Latin American Nautilus USA Inc. (a)	Other related party	1	2
Latin American Nautilus Argentina S.A. (a)	Other related party	—	1
TIM Participacoes S.A. (a)	Other related party	—	2

		94	192

Dividends payables
ABC Telecomunicaciones S.A.	Other related party	15	—

		15	—

NORTEL INVERSORA S.A.

d)	Transactions with related parties

	Transaction description	Type of related party	Six-month periods ended June 30,
			2013	2012
			Profit (loss)
Caja de Seguros S.A. (a) (b)	Equipment	Other related party	106	26
Caja de Seguros S.A. (a) (b)	Voice – Retail	Other related party	29	38
TIM Participacoes S.A. (a)	Voice – Wholesale	Other related party	10	6
Telecom Italia Sparkle S.p.A. (a)	Voice – Wholesale	Other related party	7	8
Telecom Italia S.p.A. (a)	Voice – Wholesale	Indirect parent company	2	1
Standard Bank (b) (c)	Voice – Retail	Other related party	—	2
Standard Bank (b) (c)	Data	Other related party	—	7
Standard Bank (b) (c)	Equipment	Other related party	—	2

Total revenues and other income			154	90

Latin American Nautilus Ltd. (a)	International outbound calls and data	Other related party	(52)	(52)
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a) (b)	Salaries and social security	Other related party	(23)	(16)
Grupo Italtel (a)	Maintenance. materials and supplies	Other related party	(20)	(20)
Telecom Italia Sparkle S.p.A. (a)	International outbound calls and other	Other related party	(14)	(18)
Telecom Italia S.p.A. (a)	Fees for services and roaming	Indirect parent company	(11)	(10)
Caja de Seguros S.A. (a) (b)	Insurance	Other related party	(9)	(7)
TIM Participacoes S.A. (a)	Roaming	Other related party	(7)	(8)
Latin American Nautilus Argentina S.A. (a)	International outbound calls	Other related party	(4)	(4)
La Estrella Seguros de Retiro S.A. (a) (b)	Insurance		(4)	(3)
Latin American Nautilus USA Inc. (a)	International outbound calls	Other related party	(3)	(2)

Total operating costs			(147)	(140)

Standard Bank (b) (c)	Interest	Other related party	—	3

Total financial results			—	3

Grupo Italtel (a)		Other related party	40	20

Total purchases of PP&E			40	20

(a)	Such companies relate to Telecom Italia Group.
(b)	Such companies relate to W de Argentina – Inversiones S.L.
(c)	This entity is no longer related party as from November 2012.
(d)	Corresponds to an agreement of lease-mode IP international capacity until December 2016. Telecom Argentina paid approximately $267.6 on February 2013 for this agreement.

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. Telecom Argentina’s Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of Telecom Argentina, after being approved by the Audit Committee in compliance with Decree No. 677/01 and Law No. 26,831.

e)	Key Managers

Compensation for the Telecom Group’s Key Managers, including social security contribution, amounted to $30 and $23 for the six-month periods ended June 30, 2013 and 2012, respectively, and was recorded as expenses under the item line “Employee benefits expenses and severance payments”. The total expense remuneration is comprised as follows:

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2013	2012	2013	2012
Salaries (*)	7	6	14	11
Variable compensation (*)	4	4	8	8
Social security contributions	3	3	5	5
Termination benefits	3	—	3	—

	17	13	30	23

(*)	Gross compensation. Social security and income tax retentions are in charge of the employee.

As of June 30, 2013 and 2012, an amount of $10 and $6 remained unpaid, respectively.

As of June 30, 2013 and 2012, Nortel and the Telecom Group have recorded a $10 and $6 provision, respectively, for the fees of their Board of Directors members. The members and alternate members of the Board of Directors do not hold executive positions in Nortel or Company’s subsidiaries.

NORTEL INVERSORA S.A.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

a)	Purchase commitments

The Telecom Group has entered into various purchase orders amounting in the aggregate to approximately $4,192 as of June 30, 2013 (of which $1,280 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

b)	Contingencies

The Telecom Group is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of provisions, Management of Telecom Argentina, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of provisions required, if any, is determined after an analysis of each individual case.

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of June 30, 2013, the Telecom Group has recorded provisions in an aggregate amount of $1,184 to cover potential losses under these claims ($85 for regulatory contingencies deducted from assets and $1,099 included under provisions) and certain amounts deposited in the Telecom Argentina’s bank accounts have been restricted as to their use due to some judicial proceedings. As of June 30, 2013, these restricted funds totaled $43 (included under “Other receivables” item line in the consolidated statement of financial position).

Provisions consist of the following:

	Balances	Additions (reversals)			Decreases		Balances
	as of December 31, 2012	Capital	Interest (ii)	Reclassifications	Classified to liability	Payments	as of June 30, 2013
Current
Provision for civil and commercial proceedings	33	—	—	49	—	(3)	79
Provision for labor claims	32	—	—	14	—	(15)	31
Restructuring (iii)	54	(iii) (8)	—	—	(46)	—	—
Provision for regulatory, tax and other matters claims	15	—	—	42	—	(10)	47

Total current provisions	134	(8)	—	105	(46)	(28)	157

Non-current
Provision for civil and commercial proceedings	145	33	5	(49)	—	—	134
Provision for labor claims	255	16	10	(14)	—	—	267
Provision for regulatory, tax and other matters claims	432	48	24	(42)	—	—	462
Asset retirement obligations	75	—	4	—	—	—	79

Total non-current provisions	907	(i) 97	43	(105)	—	—	942

Total provisions	1,041	89	43	—	(46)	(28)	1,099

(i)	Included in Provisions.
(ii)	Included in Finance costs.
(iii)	The Restructuring Plan initiated during the last quarter of 2012 finished in June 2013 and $8 has been recovered and was included in “Recovery of restructuring costs”.

	Balances	Additions (reversals)			Decreases		Balances
	as of December 31, 2011	Capital (i)	Interest (ii)	Reclassifications	Classified to liability	Payments	as of June 30, 2012
Current
Provision for civil and commercial proceedings	16	—	—	4	—	(2)	18
Provision for labor claims	128	—	—	21	(51)	(66)	32
Provision for regulatory, tax and other matters claims	29	—	—	24	—	(13)	40

Total current provisions	173	—	—	49	(51)	(81)	90

Non-current
Provision for civil and commercial proceedings	117	16	6	(4)	—	—	135
Provision for labor claims	220	25	22	(21)	(10)	—	236
Provision for regulatory, tax and other matters claims	384	18	15	(25)	—	—	392
Asset retirement obligations	61	—	3	—	—	—	64

Total non-current provisions	782	59	46	(50)	(10)	—	827

Total provisions	955	59	46	(iii) (1)	(61)	(81)	917

(i)	Included in Provisions.
(ii)	Included in Finance costs.
(iii)	Included in Current Other Receivables.

NORTEL INVERSORA S.A.

NOTE 7 – EQUITY

Equity includes:

	June 30, 2013	December 31, 2012
Equity attributable to Nortel (Controlling Company)	6,231	5,457
Equity attributable to non-controlling interest	5,313	4,706

Total equity (*)	11,544	10,163

(*)	Additional information is given in the consolidated statements of changes in equity.

(a)	Capital Stock

The Company has implemented a mechanism that allows Class “B” Preferred Shares to be traded in the United States of America and other places through ADS-denominated securities.

Class “B” Preferred Shares converted into ADS were registered with the SEC, and since June 16, 1997 are listed on the NYSE.

(b)	Telecom Argentina’s treasury shares acquisition

Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations, the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to the Telecom Argentina’s Board of Directors to decide its total or partial use, and to approve the methodology, terms and conditions of such investments.

In connection with the above mentioned, on May 22, 2013, the Telecom Argentina’s Board of Directors has approved the following terms and conditions of the Treasury Shares Acquisition Process in Argentine pesos so as to avoid any possible damages to Telecom Argentina and its shareholders derived from fluctuations and unbalances between the shares’ price and the Telecom Argentina’s solvency:

•	Maximum amount to be invested: $1,200 million.

•

Maximum amount of shares subject to the acquisition: the amount of Telecom Argentina’s Class “B” ordinary shares, $1 argentine peso of nominal value and with one vote each, that may be acquired with the maximum amount to be invested, which amount may never exceed a limit of 10% of the Telecom Argentina’s capital stock.

•	Deadline for the acquisitions: until April 30, 2014.

Pursuant to Section 67 of Law No. 26,831, Telecom Argentina must sell its treasury shares within three years of the date of acquisition. Pursuant to Section 221 of the LSC, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. No restrictions apply to Telecom Argentina’s Retained Earnings as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments”.

As of June 30, 2013 the following treasury shares were acquired by Telecom Argentina:

Transaction date	Treasury shares acquired (a)	Total cost (in millions)	Average cost per share
May 2013	105,800	3	$26.49
June 2013	3,167,382	80	$25.29

Total	3,273,182	83	$25.33

(a)	Every share acquired was an ordinary Class “B” share, $1 argentine peso of nominal value.

The accounting treatment of the above described transactions is disclosed in Note 1 a) to these consolidated financial statements.

NOTE 8 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

The Company is subject to certain restrictions on the distribution of profits. Under the LSC, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock).

NORTEL INVERSORA S.A.

NOTE 9 – SELECTED CONSOLIDATED QUARTERLY INFORMATION

Quarter	Revenues	Operating income before D&A	Operating income	Financial results, net	Net income	Net income attributable to Nortel
Fiscal year 2013:
March 31	6,064	1,796	1,112	135	810	436
June 30	6,649	1,821	941	79	658	353

	12,713	3,617	2,053	214	1,468	789

Fiscal year 2012:
March 31	5,126	1,644	1,030	47	691	365
June 30	5,254	1,488	845	22	552	282
September 30	5,645	1,584	918	48	627	335
December 31	6,092	1,840	1,159	70	805	431

	22,117	6,556	3,952	187	2,675	1,413

NOTE 10 – RECENT DEVELOPMENTS CORRESPONDING TO THE SIX-MONTH PERIOD ENDED JUNE 30, 2013

1.	Administrative sanctions in connection with Telecom Argentina and Personal service cuts

In the normal course of business, telecommunications service providers face the possibility of having incidents in their networks or other assets with different impacts on services provided. The Regulatory Framework that regulates the service provision of Telecom Argentina and Personal provides for the possibility of interruptions in the provision of the service and also contemplates exemptions of responsibility in case of unforeseen circumstances or force majeure. In particular, the List of conditions of the Mobile Telephony Service (approved by Decree No. 1,461/93) and the General Regulation of Individual Communications Service (approved by Resolution SC No. 60/96) provide for a penalty regime taking into account the period of the service interruption and releasing of any sanction for total service provision interruption for no more than 24 hours and for partial service provision interruptions for periods of less than 7 days. The Telecom Group companies seek the necessary actions to prevent such incidents, and, in case of any occurrence, ensure their resolution as soon as possible.

However, the CNC has recently initiated different administrative procedures against Telecom Argentina and Personal related to different network incidents, including some originated in cases of unforeseen circumstances or force majeure, imposing penalties of different amounts for the companies of the Telecom Group.

The more relevant administrative sanctions are as follow:

Date of the incident	Company	Approximate duration of the incident	Sanctions
06/12/2012	Telecom Argentina	2 1/2 hours	Fine of approximately $0.6 million.

Date of the incident	Company	Approximate duration of the incident	Sanctions
06/12/2012	Personal	2 1/2 hours	Fine of approximately $0.6 million and $10 of reimbursement to each customer affected, with a penalty of $4.690 for each day of delay in complying with the reimbursement.

03/08/2013	Personal	2 hours	Fine of $6 million and $30 of reimbursement to each customer affected, with a penalty of $140.700 for each day of delay in complying with the reimbursement.

04/02/2013	Personal	Service provision affected by the flooding of La Plata city.	Fine of approximately $2 million and $60 of reimbursement to each customer affected, with a penalty of $140.700 for each day of delay in complying with the reimbursement.

05/10/2013	Personal	10 hours	Fine of approximately $0.6 million and a daily fine of $ 1,407 per day of delay in complying with reporting required by the CNC with respect to the incident.

NORTEL INVERSORA S.A.

Telecom Argentina and Personal have filed their defenses against such penalty procedures in the administrative stage, exposing their arguments, based on which such procedures should be released. As of the date of these financial statements, these penalty procedures are not final. However, it cannot be assured that a favorable result will be obtained at the administrative stage.

2.	Resolution SC No. 1/13

On April 8, 2013, Resolution SC No. 1/13 was published in the Official Bulletin, establishing that all mobile operators should guarantee the service provision, even in emergency situation or catastrophe, in which case the normal service provision must be restored in a maximum period of one hour. Mobile operators must, in all cases, prioritize the access to emergency services in the affected areas.

In addition, Resolution SC No. 1/13 requires that mobile operators present within 45 days a Contingency Plan for emergency situations, for purposes of guaranteeing the continuity of services in such circumstances.

As of the date of these financial statements, Personal has appealed Resolution SC N° 1/13 exposing the arguments by which the mentioned resolution should be released. However, Personal has met its commitment to present a Contingency Plan for emergency situations.

3.	Profit sharing bonds

Different legal actions were brought, mainly by former employees of Telecom Argentina against the National Government and Telecom Argentina, requesting that Decree No. 395/92 – which expressly exempted Telecom Argentina from issuing the profit sharing bonds provided in Law No. 23,696 – be struck down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds had not been issued.

In those suits for which judgment has already been rendered, the trial court judges hearing the matter resolved to dismiss the actions brought and pointing that Decree No. 395/92 was valid and constitutional. However, in August 2008, the Supreme Court of Justice, when resolving a case against Telefónica, found the Decree No. 395/92 unconstitutional.

Since the National Supreme Court of Justice’s judgment on this matter, the Divisions of the Courts of Appeal ruled that Decree No. 395/92 was unconstitutional. As a result, in the opinion of the legal counsel of Telecom Argentina, there is an increased probability that Telecom Argentina has to face certain contingencies, notwithstanding the right of reimbursement that attends Telecom Argentina against the National State.

Said Court decision found the abovementioned Decree unconstitutional and ordered to send the proceedings back to the court of origin so that said court could decide on which was the subject compelled to pay – licensee and/or National Government- and the parameters that were to be taken into account in order to quantify the remedies requested (percent of profit sharing, expiration criteria of the statute of limitations, distribution method between the program beneficiaries, etc). It should be mentioned that there is no uniformity of opinion in the Courts in relation to each of those concepts. However, in connection with the claims brought by employees and former employees that were not part of the Share Ownership Plan (or SOP) at the time of ENTel privatization, the jurisprudence has rejected the claims.

As of June 30, 2013, Telecom Argentina’s Management, with the advice of its legal counsel, has recorded provisions for contingencies that it estimates are sufficient to cover the risks associated with these claims, having considered the legal background as of the date of these consolidated financial statements.

Additionally, on June 3, 2013 Telecom Argentina has been notified of a lawsuit filed by four unions claiming the issuance of a profit sharing bond (hereinafter “the bond”) for future periods and for periods for which the statute of limitations is not expired. In order that this claim will be sustained, the plaintiffs require that Decree No. 395/92 should be declared unconstitutional.

Telecom Argentina, based on the advice of its legal counsel, believes that there are strong arguments to defend its rights based, among other things, in the expiration of the statute of limitations of the claim for the unconstitutionality of Decree No. 395/92, the lack of active legal standing for collective claim for bond issuance -due to the existence of individual claims-, among other reasons regarding lack of active legal standing.

NORTEL INVERSORA S.A.

This collective lawsuit is for an unspecified amount. However, the plaintiffs presented the criteria that should be applied for the determination of the percentage of participation in Telecom Argentina’s profit. On the other hand, the lawsuit requiring the issuance of a profit sharing bond represents an obligation with potential future economic impacts for Telecom Argentina.

Telecom Argentina’s Management, based on the advice of its legal counsel, believes that this lawsuit should not proceed. However we cannot assure that it will be solved in our favor.

4.	Financial transactions to mitigate the currency exchange risk

Considering the fluctuations of the US Dollar/Argentine Peso exchange rate registered during the first semester of 2013 (+10%), and due to the existence of commercial commitments denominated in US Dollars, in June 2013 Personal entered into a NDF contract to purchase a total amount of U$S10 million maturing December 2013. The purpose of such NDF is to eliminate the risks associated to the fluctuations of exchange rate in the future and to link the payment currency of Personal’s commercial commitment (item covered) to its functional currency. Based on the NDF terms, this instrument has been designated as cash flows hedge for financial accounting purposes, but the effectiveness requirements set forth in IAS 39 are not complied. As of June 30, 2013, changes in fair value of this NDF have generated a loss of approximately $65,000, which was recorded in Current liabilities (counter entry in Financial results).

In addition, and with the purpose of mitigating the foreign currency exchange risk, in June 2013 Personal acquired Government bonds denominated in US Dollars (Bonar VII), which bear an annual interest of 7%, also in US Dollars. Results for foreign currency exchange differences generated by the purchase of such bonds were recorded in item “Foreign currency exchange losses”.

5.	Impairment of PP&E and related assets

In June 2013, Personal assessed the recoverability of a group of assets recorded in PP&E related to an appraisal and billing system of postpaid subscribers. Taking into account the low performance of such system, and having not reached the goals expected, Personal’s Management has decided to discontinue such system and has recorded an impairment loss in the amount of $50 million, equivalent to its carrying amount. Personal is currently analyzing the recovery courses of action from the providers who have worked in this project.

In addition, in June 2013, Telecom Argentina has assessed the recoverability of a group of PP&E items and assets related to some projects undertaken with the public sector and the private sector. Based on the uncertainty of their performance and related future cash flows, the Telecom Argentina’s Management has recorded an impairment loss in the amount of $122 million. This write-down will be reassessed periodically.

Both impairment losses were recorded in Operating costs in item “Impairment of PP&E and related assets”.

NOTE 11 – SUBSEQUENT EVENTS AS OF JUNE 30, 2013

1.	Telecom Argentina’s treasury shares acquisition

In connection with the Treasury Shares Acquisition Process described in Note 7 to the consolidated financial statements, during July 2013 and until the date of these financial statements, Telecom Argentina has acquired 2,906,383 ordinary Class “B” shares, $1 argentine peso of nominal value, for an aggregate cost of approximately $72 million.

2.	Conversion of Class “C” shares

Pursuant to the authorization approved by the Telecom Argentina’s General Ordinary and Extraordinary and Special Class “C” Shares Meetings held on December 15, 2011 and following the request of individual holders, on July 2, 2013, 25,986 Class “C” shares were converted, in a sixth tranche, into an equal number of Class “B” shares. In addition, pursuant to the order of the National Court of First Instance in Civil and Commercial Matters No. 10, on July 15, 2013, 77,297 Class “C” shares were converted, in a seventh tranche, into an equal number of Class “B” shares. As of the date of these financial statements, conversion is pending for 267,438 Class “C” shares.

NORTEL INVERSORA S.A.

3.	Salary agreements

In July 2013 Telecom Argentina concluded the salary negotiation process with various telecommunications unions for the period July 2013 – June 2014. Pursuant to the agreement reached, the unionized employees will receive in two installments, July 2013 and January 2014, different fixed amounts per category, representing an average annual raise of 25%. The increase corresponding to the first installment will be approximately 15.5% and will affect in approximately $178 million Telecom Argentina’s operating results for the second semester of 2013.

4.	Resolution SC N º 5/13

On July 2, 2013, SC Resolution No. 5/13 was published in the Official Bulletin. This Resolution approved a “Telecommunication service quality regulation”, establishing, among others, new quality parameters required for telecommunication services provided through mobile and fixed public networks, for all the operators in Argentina.

The implementation of this regulation is subject to the elaboration of the auditing and technical verification procedures to be developed by the CNC within 90 days from the publication of the Resolution.

As of the date of these financial statements, Telecom Argentina and Personal Management is analyzing the effects that this new Resolution could have on its operations and its financial situation, as well as the actions that should be taken.

Eduardo Federico Bauer
Vice-President

Free translation from the original in Spanish for publication in Argentina

LIMITED REVIEW REPORT ON THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

Nortel Inversora S.A.

Legal address: Alicia Moreau de Justo 50 – Floor 11

Autonomous City of Buenos Aires

Tax code: 30-64389741-1

1.	We have reviewed the accompanying condensed interim consolidated financial statements of Nortel Inversora S.A. (“Nortel”), and its subsidiaries, including the consolidated statement of financial position at June 30, 2013, the consolidated statements of income and comprehensive income for the six and three-month periods ended June 30, 2013, the consolidated statements of changes in equity and of cash flows for the six-month period then ended, and the selected explanatory notes. The balances and other information for the year 2012 and for the interim periods are an integral part of these financial statements and, therefore, they should be considered in relation to those statements.

2.	The Company’s Board of Directors is responsible for the preparation and presentation of these financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB). Therefore, they are responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned in paragraph 1., in accordance with International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.	Our review was limited to the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which consist mainly of the application of analytical procedures on the amounts disclosed in the condensed interim consolidated financial statements and of inquiries of the Company staff responsible for the preparation of the information included in the condensed interim consolidated financial statements and its subsequent analysis. This review is substantially less in scope than an audit, the objective of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company’s consolidated financial position, consolidated statement of comprehensive income and consolidated cash flows.

4.	Based on our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements mentioned in paragraph 1. have not been prepared, in all material respects, in accordance with International Accounting Standard No. 34.

5.	In accordance with current regulations, in connection with Nortel, we report that:

a)	the condensed interim consolidated financial statements of Nortel are transcribed into the “Inventory and Balance Sheet” book and as regards those matters that are within our competence, they are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)	the condensed interim separate financial statements of Nortel arises from accounting records kept in all formal respects in conformity with legal regulations;

c)	we have read the Operating and financial review and prospects, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at June 30, 2013, the debt corresponding to withholdings and contributions to the Argentine Integrated Social Security System according to the Company’s accounting records amounted to $ 78,955.70, none of which was due at that date.

Autonomous City of Buenos Aires, July 29, 2013

PRICE WATERHOUSE & CO. S.R.L.

Dr. Alejandro P. Frechou (Partner)
C,P,C,E,C,A,B,A, Vº 1 Fº 17
Dr. Alejandro P. Frechou Public Accountant (UBA) C,P,C,E,C,A,B,A, V° 156 F° 85

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: August 27, 2013	By:	/s/ María Blanco Salgado
		Name:	Maria Blanco Salgado
		Title:	Officer in Charge of Market Relations